                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT
                   (PROXY STATEMENT PURSUANT TO SECTION 14(a)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

Filed by the Registrant  |_|
Filed by a party other than the Registrant  |X|

Check the appropriate box:
|X|  Preliminary Proxy Statement
|_|  Confidential, For Use of the Commission Only
     (as permitted by Rule 14a-6(e)-2)
|_|  Definitive Proxy Statement
|_|  Definitive Additional Materials
|_|  Soliciting Material Pursuant to ss.240.14a-12

                                  CENVEO, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant Specified in Its Charter)
                         BURTON CAPITAL MANAGEMENT, LLC
                                  GOODWOOD INC.
                              1354037 ONTARIO INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than Registrant)

Payment of Filing Fee (Check the appropriate box):
|X|   No fee required
|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

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      PRELIMINARY PROXY STATEMENT, AS FILED WITH THE SEC ON AUGUST 8, 2005

     BURTON CAPITAL MANAGEMENT, LLC                   GOODWOOD INC.
         100 NORTHFIELD STREET               212 KING STREET WEST, SUITE 201
          GREENWICH, CT 06830                TORONTO, ONTARIO M5H 1K5 CANADA

August _, 2005

Dear Fellow Cenveo, Inc. Shareholder:

Together with certain individuals,  Burton Capital Management,  LLC and Goodwood
Inc. own 5,427,934 shares,  or 10.7% of the outstanding  common stock of Cenveo,
Inc. ("Cenveo").  We believe that Cenveo's board of directors has failed to make the decisions necessary to improve Cenveo's  performance and enhance shareholder value.  WE BELIEVE  THAT THE BOARD'S  TRACK RECORD IS  UNSATISFACTORY  AND THEIR
RESULTS  TELL THE WHOLE STORY.  Not  surprisingly,  between  January 1, 2000 and
April 7, 2005 (the date our  ownership  of Cenveo's  common  stock was  publicly disclosed),  a period of over five years,  an investment in Cenveo's shares lost approximately 53% of its value. WE BELIEVE THIS IS COMPLETELY  UNACCEPTABLE.  In an effort to enhance  shareholder  value,  we have  called a special  meeting of
Cenveo's  shareholders  to elect our slate of  directors,  several  of whom have significant  printing and  publishing  industry  experience.  If elected,  these persons intend to appoint Robert G. Burton,  Sr. as Chairman and Chief Executive
Officer of Cenveo.  Mr.  Burton has over 30 years of  experience in the printing and media industries and a superior track record of increasing shareholder value as the Chief Executive Officer of public companies.  We believe that a change of direction is required for Cenveo to become successful and to enhance shareholder value.

VOTE FOR CHANGE. VOTE TO REPLACE THE DIRECTORS WHO HAVE SO BADLY FAILED US. VOTE
"FOR" THE REMOVAL OF ALL OF THE CURRENT  DIRECTORS,  VOTE "FOR" THE  ELECTION OF
ROBERT G. BURTON,  SR., PATRICE M. DANIELS,  LEONARD C. GREEN,  MARK J. GRIFFIN,
MICHAEL W. (MAX) HARRIS, THOMAS OLIVA AND ROBERT T. KITTEL AND "FOR" EACH OF OUR
OTHER  PROPOSALS,  BY SIGNING THE ENCLOSED  WHITE PROXY AND RETURNING IT TO D.F.
KING & CO., INC. IN THE SELF-ADDRESSED, POSTAGE-PAID ENVELOPE PROVIDED.

We urge you to read the enclosed proxy statement carefully,  as it contains more detailed  information about the nominees and the other proposals we will present at the special meeting.

If you have any questions,  please call D.F. King & Co., Inc. toll free at (800)
967-7921. Banks and brokers may call collect at (212) 269-5550.

Thank you for your support.

Sincerely,

Burton Capital Management, LLC                  Goodwood Inc.

By: /s/ ROBERT G. BURTON, SR.                   By: /s/ PETER H. PUCCETTI
   ---------------------------------                ----------------------------
   Robert G. Burton, Sr.                            Peter H. Puccetti
   Chairman, CEO and                                Chairman and Chief
     Managing Member                                  Investment Officer

      PRELIMINARY PROXY STATEMENT, AS FILED WITH THE SEC ON AUGUST 8, 2005

                 SPECIAL MEETING OF SHAREHOLDERS OF CENVEO, INC.

                                 PROXY STATEMENT
                                       OF
                         BURTON CAPITAL MANAGEMENT, LLC
                                       AND
                                  GOODWOOD INC.

This proxy  statement and the enclosed  WHITE proxy card are being  furnished to you,  the  shareholders  of Cenveo,  Inc.  ("Cenveo"),  in  connection  with the solicitation of proxies by Burton Capital  Management,  LLC ("BCM") and Goodwood
Inc.  ("Goodwood") for use at the special meeting of Cenveo's  shareholders that they have called with certain other  shareholders.  This proxy statement and the
WHITE proxy card are first being  furnished to the  shareholders of Cenveo on or about August ___, 2005.

Cenveo has announced that the special meeting of its  shareholders  will be held on Wednesday,  September 14, 2005, beginning at 7:00 a.m. (Colorado time) at the
Manor House  Restaurant,  1 Manor House Road,  Littleton,  Colorado.  Cenveo has
announced that the record date for determining  shareholders  entitled to notice of and to vote at the special meeting is July 18, 2005.

                                    * * * * *

THIS  SOLICITATION  IS BEING MADE BY BCM AND  GOODWOOD  AND NOT ON BEHALF OF THE
INCUMBENT BOARD OF DIRECTORS OF CENVEO.

YOUR VOTE AT THE SPECIAL  MEETING IS VERY  IMPORTANT,  NO MATTER HOW MANY OR HOW
FEW SHARES YOU OWN. BCM AND GOODWOOD  RECOMMEND  THAT YOU ELECT THE  INDIVIDUALS
NAMED  IN THIS  PROXY  STATEMENT  (AND THE  ACCOMPANYING  WHITE  PROXY  CARD) AS
DIRECTORS  OF  CENVEO  AT THE  SPECIAL  MEETING  OF  SHAREHOLDERS  TO BE HELD ON
WEDNESDAY,  SEPTEMBER  14, 2005.  PLEASE SIGN AND DATE THE ENCLOSED  WHITE PROXY
CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.

PLEASE DO NOT RETURN ANY PROXY CARD SENT TO YOU BY CENVEO'S  INCUMBENT  BOARD OF
DIRECTORS.  EVEN IF YOU MAY HAVE VOTED ON CENVEO'S  PROXY  CARD,  YOU CAN EASILY
CHANGE  YOUR VOTE AND REVOKE  THAT PROXY BY SIGNING,  DATING AND  RETURNING  THE
ENCLOSED  WHITE  PROXY  CARD.  ONLY YOUR  LATEST  DATED  PROXY WILL COUNT AT THE
SPECIAL MEETING.

                                    * * * * *

IF YOU HAVE ANY QUESTIONS CONCERNING THIS PROXY STATEMENT, WOULD LIKE TO REQUEST
ADDITIONAL  COPIES OF THIS PROXY  STATEMENT  OR NEED HELP  VOTING  YOUR  SHARES,
PLEASE CONTACT:

                              D.F. KING & CO., INC.
                                 48 WALL STREET
                               NEW YORK, NY 10005
                         CALL TOLL FREE: (800) 967-7921
                 BANKS AND BROKERS, CALL COLLECT: (212) 269-5550

                                       OR

         ROBERT G. BURTON, JR.                    ROBERT T. KITTEL
     BURTON CAPITAL MANAGEMENT, LLC                 GOODWOOD INC.
         100 NORTHFIELD STREET             212 KING STREET WEST, SUITE 201
          GREENWICH, CT 06830              TORONTO, ONTARIO M5H 1K5 CANADA
             (203) 302-3700                        (416) 203-2022

                                      -i-

      What vote is required to approve each proposal and how will

                                      -ii-

                          REASONS FOR THE SOLICITATION

We believe  that  Cenveo's  board of  directors  has failed to take the  actions necessary to enhance shareholder value. While many of Cenveo's  competitors have
made  the  decisions   necessary  to  deliver   performance   in  a  challenging
environment,  Cenveo  has stood  still  and  underperformed.  NOT  SURPRISINGLY,
BETWEEN  JANUARY 1, 2000 AND APRIL 7, 2005 (THE DATE OUR  OWNERSHIP  OF CENVEO'S
COMMON STOCK WAS PUBLICLY DISCLOSED), A PERIOD OF OVER FIVE YEARS, AN INVESTMENT
IN CENVEO'S SHARES LOST  APPROXIMATELY 53% OF ITS VALUE.  DURING THAT SAME TIME,
THE STOCK PRICE OF THREE OF CENVEO'S PEERS,  CONSOLIDATED  GRAPHICS,  INC., R.R.
DONNELLEY & SONS  COMPANY AND CADMUS  COMMUNICATIONS  CORPORATION,  OUTPERFORMED
CENVEO'S STOCK PRICE.

As the holder of 10.7% of Cenveo's  outstanding  common stock,  we find Cenveo's performance  unacceptable.  In an effort to enhance  shareholder  value,  we are proposing  the slate of directors  listed below under  "Election of  Directors,"
several of whom have significant printing and publishing industry experience. If elected,  these persons intend to appoint Robert G. Burton,  Sr. as Chairman and
Chief Executive Officer of Cenveo. Mr. Burton has over 30 years of experience in the  printing and media  industries  and a superior  track record of  increasing shareholder value as Chief Executive Officer of public companies. We believe for the  following  reasons  that a change of  direction  is required  for Cenveo to become successful and enhance shareholder value.

POOR SHARE PRICE PERFORMANCE

To understand  why change is  necessary,  one need look no further than Cenveo's share price. On December 31, 1999,  Cenveo's stock closed at $13.50 per share on the New York Stock  Exchange.  Over five years later, on April 7, 2005 (the date our ownership of Cenveo was publicly announced), the closing price was $6.28 per share,  representing  a 53%  decrease.  Over the same time  period,  Cenveo also underperformed  the  overall  equity  market by a wide  margin.  The chart below illustrates  Cenveo's  share price  performance  from  December 31, 1999 through
April 7, 2005, assuming a $100 investment, compared to an investment of the same amount in the NYSE Composite Index:

                                       -1-

                  FIGURE 1: CENVEO VS. NYSE COMPOSITE INDEX (1)

-------------
(1)   The NYSE Composite  Index is an average of prices for all stocks traded on the New York Stock Exchange.

We  acknowledge  that the market  conditions in the printing  industry have been difficult,  particularly  since 2001.  However,  we believe that this represents only one reason for the underperformance of Cenveo.

POOR OPERATING PERFORMANCE AND MISSED PUBLIC TARGETS

Over  the  past  several  years,   Cenveo's  financial  performance  has  eroded
substantially.  We believe that this poor  performance  is due  primarily to the board's  inability to properly  right-size  the cost  structure to meet the ever changing  dynamics of the printing  industry and realities  associated  with the economic downturn that started in 2001. Over the past several years, Cenveo has:

o     PRODUCED POOR  OPERATING  RESULTS,  as Cenveo's  Operating EBIT Margin has
      fallen from 8.9% in fiscal year 1999 to 4.5% in fiscal year 2004,  despite
      Cenveo  incurring  approximately  $145  million  of  restructuring  costs, impairments  and other charges over the five fiscal years  through  fiscal year 2004;

o     FAILED TO GROW THE BUSINESS  DESPITE  INCREASED  COSTS, as sales at Cenveo have  fallen from $1.85  billion in fiscal  year 1999 to $1.74  billion in fiscal year 2004, while selling,  general and  administrative  expenses at
      Cenveo  ACTUALLY  ROSE from  $252.1  million in fiscal year 1999 to $265.9 million in fiscal year 2004; and

o     DESTROYED SUBSTANTIAL SHAREHOLDER VALUE, as shareholders equity has fallen from $375.3  million at December 31, 1999 to $57.4 million at December 31,
      2004.

In addition to this poor operating  performance,  Cenveo has missed its publicly stated goals and targets on more than one occasion.  Most recently,  on December
10, 2004,  Cenveo  announced  that it would not achieve its goal for fiscal year
2004 of EBITDA in the range of $135 - $142 million.  On February 14, 2005 Cenveo

                                       -2-

reported EBITDA for fiscal year 2004 of $128.4 million or  approximately 5% less than the low end of its previously announced range.

We believe  that this poor  operating  performance,  combined  with a history of missing  established  targets,  is not  acceptable  to Cenveo  shareholders.  We believe  substantial  changes are required at Cenveo to reverse this decline and improve operating performance.

BLOATED COST STRUCTURE

Despite the sales and Operating  EBIT Margin decline at Cenveo since fiscal year
1999,  Cenveo's  board of directors  has not been able to, or is  unwilling  to, reduce  Cenveo's cost structure to adjust to market  realities.  We believe that
Cenveo's  cost  structure  is above  industry  norms.  This is  evidenced by the following  Operating EBIT Margin  comparisons with certain of Cenveo's  printing industry competitors:

                TABLE 1: OPERATING EBIT MARGIN COMPARISON

                                      CONSOLIDATED
TTM TO DECEMBER 31, 2004(1)   CENVEO      GRAPHICS   RR DONNELLEY    CADMUS
                              ------      --------   ------------    ------

Sales (Millions US$)          $1,742          $765      $7,156         $435
Operating EBIT Margin(2)        4.5%          7.0%        9.0%         7.8%

-------------
(1)   Information  derived from Cenveo's annual report on Form 10-K for its year ended December 31, 2004, Consolidated Graphics' annual report on Form 10-K for its year ended March 31, 2004 and its  quarterly  reports on Form 10-Q for the  quarterly  periods  ended June 30, 2004,  September  30, 2004 and
      December 31, 2004, RR Donnelley's  annual report on Form 10-K for its year ended December 31, 2004 (and its current report on Form 8-K dated (date of earliest event reported) March 1, 2005) and Cadmus's annual report on Form
      10-K for its year ended June 30,  2004 and its  quarterly  reports on Form
      10-Q for its quarterly  periods  ended March 31, 2004,  September 30, 2004 and December 31, 2004.

(2)   Operating EBIT for Cenveo,  Consolidated Graphics, RR Donnelley and Cadmus
      is equal to reported operating income excluding restructuring, impairments and other  charges,  settlement  of  litigation,  impairment on operations formerly  held for sale,  impairment  loss (gain) on assets held for sale, and loss on early extinguishment of debt. For RR Donnelley, Operating EBIT also  excludes  $80.8  million of costs deemed by it to be  non-recurring.
      Operating EBIT Margin for Cenveo,  Consolidated Graphics, RR Donnelley and
      Cadmus is defined as Operating EBIT (as defined above) divided by sales.

Cenveo's  board of directors  claimed in Cenveo's 2004 annual report that Cenveo had  completed  substantial  cost  reductions.  However,  despite  reported cost reductions,  we  believe  that  Cenveo has not seen a  material  improvement  in operating  performance.  In the letter to  shareholders  contained  in  Cenveo's fiscal year 2004 annual report, Cenveo's former CEO and President said that:

      "OVER THE PAST THREE YEARS, CENVEO HAS CUT MORE THAN $130 MILLION IN COSTS
      FROM OUR BUSINESS[.]"

In addition,  on Cenveo's May 2, 2005 conference  call,  Susan Rheney,  Cenveo's
Chairperson, said that:

      "SINCE THE LOW POINT OF Q2 2002,  CENVEO  HAS  CONSISTENTLY  IMPROVED  ITS
      OPERATING  RESULTS EVEN IN THE FACE OF AN  ESTIMATED  $60 MILLION OF PRICE
      REDUCTIONS BY TAKING SUBSTANTIAL COSTS OUT OF THE BUSINESS."

Unfortunately,  Cenveo shareholders have not seen the benefits that are referred
to. While the above  statements  would imply a substantial  increase in Cenveo's
Operating EBIT,  operating  performance has stayed virtually the same. Operating
EBIT was  $78.1  million  for  fiscal  year  2004,  essentially  unchanged  from

                                       -3-

Operating EBIT of $77.4 million in fiscal year 2002, and down substantially from
$94.4 million in fiscal year 2001.(1)

CENVEO'S CURRENT STRATEGY IS FLAWED

Cenveo's board of directors has articulated a strategy whose success is based on
Cenveo's  ability to increase its market  share.  On the May 2, 2005  conference call,  Ms.  Rheney  said  that  Cenveo's  strategy  is to "grow our share of the markets we are in and increase our return on capital  employed." We believe that a strategy  based on growing  market  share in the  printing  industry  requires
Cenveo to be the low cost  producer in the  industry.  We believe that  Cenveo's current bloated cost structure, combined with Cenveo's history of poor operating performance, make this strategy inherently flawed.

We do not  believe  that  Cenveo's  board of  directors  has the  competence  or experience  necessary to implement a  cost-cutting  program with the breadth and scope  necessary  to align  Cenveo's  cost  structure  with  that of its  peers.
Although  Cenveo's  board of directors has also announced a review of "strategic alternatives"  that could  include  selling all or part of Cenveo,  refinancing, raising  additional  capital or  restructuring  Cenveo,  we do not  believe  the current review of alternatives  will produce any outcome that is superior to the value we believe we can create for Cenveo's shareholders.  We have reached these conclusions  due to the  inability of the board of directors to produce  results over the past  several  years.  Although  several  members of Cenveo's  board of directors  were  appointed  relatively  recently  (many in 2003 and  later),  we believe that the current board has not adopted  practices that are significantly different  from those of its  predecessors,  as  evidenced  by  Cenveo's  recent financial results. We believe that a competent and successful board of directors would have delivered stock price  performance more in line with that of Cenveo's peers.

CENVEO'S LATEST COST CUTTING DOES NOT GO FAR ENOUGH

We believe that the cost cutting program  announced by Cenveo management on June
1, 2005 is insufficient to turn around Cenveo and make it more cost competitive.
The cost savings announced include staff reductions of only  approximately 1% of
Cenveo's  workforce of  approximately  10,000  employees,  and barely covers the increase  of  approximately  $13 million in selling  general and  administrative expenses for increased management incentive  compensation expected by Cenveo for fiscal year 2005. We believe that  significant  additional  cost  reductions are required to make Cenveo cost competitive and enhance shareholder value.

WE BELIEVE  THAT THE TRACK RECORD OF CENVEO'S  BOARD OF DIRECTORS  OVER THE PAST
SEVERAL YEARS HAS BEEN POOR. WE BELIEVE THAT IT IS TIME FOR A CHANGE IN CENVEO'S
DIRECTION IN ORDER TO ENHANCE  SHAREHOLDER  VALUE. GIVEN CENVEO'S POOR OPERATING
PERFORMANCE,  ITS  REPEATED  MISSED  PUBLIC  TARGETS AND  CURRENT  HIGH LEVEL OF
INDEBTEDNESS, WE BELIEVE THAT CHANGE IS REQUIRED NOW BEFORE IT IS TOO LATE.

                            PROPOSED PLAN FOR CENVEO

ELECT  A  SHAREHOLDER-FOCUSED  BOARD  OF  DIRECTORS  WITH  SUBSTANTIAL  INDUSTRY
EXPERIENCE

As stated below in the section  entitled  "Election of Directors," we propose to nominate Robert G. Burton,  Sr., Patrice M. Daniels,  Leonard C. Green,  Mark J.
Griffin,  Michael W.  (Max)  Harris,  Thomas  Oliva,  and  Robert T.  Kittel for
election as directors of Cenveo.

Our nominees  include  established  business  leaders with an established  track record of  producing  results for  shareholders,  several of whom have  valuable experience in the printing,  publishing and graphic arts  industries.  Robert G.
Burton,  Sr.,  Mark J.  Griffin and Patrice M.  Daniels are former  directors of

--------------
(1)  Fiscal year 2001 Operating  EBIT is derived from Cenveo's  annual report on
     Form 10-K for its year ended  December  31, 2003 and  includes  income from operations that were discontinued but subsequently restated to include such amounts, which reflect operations that are still part of Cenveo's business.

                                       -4-

World Color Press,  Inc., which is now part of Quebecor World,  Inc., one of the world's largest  commercial  printers.  Thomas Oliva and Michael W. (Max) Harris are both successful  printing industry veterans each with over 20 years industry experience in sales and manufacturing and have worked closely with Mr. Burton on previous turnarounds in the printing industry. We believe that our nominees have the business  experience,  perspective and track record to provide Cenveo with a new direction and improve Cenveo's focus on customers and shareholder returns.

INSTALL A NEW MANAGEMENT  TEAM, LED BY ROBERT G. BURTON,  SR. AS CHIEF EXECUTIVE
OFFICER

We intend,  upon the election of the  proposed  slate of  directors,  to appoint
Robert G. Burton,  Sr. as Chairman  and Chief  Executive  Officer of Cenveo.  We
believe that Mr.  Burton has an  exceptional  track  record in bringing  renewed operational focus and executing corporate  turnarounds.  His successful business experience at International  Business Machines Corporation,  Capital Cities/ABC,
World Color and Moore  Corporation  Limited have  prepared him well for this new assignment.

Upon being hired as Cenveo's  Chairman and Chief Executive  Officer,  Mr. Burton
plans to put in place the  people  who he  believes  are the best  managers  and employees possible, derived from internal and external candidates, and hold them personally accountable for driving results within their areas of responsibility.
Mr.  Burton has a long track  record of  successfully  attracting  top  industry talent and working successfully with a company's existing management. During his tenure at Moore,  Mr. Burton hired over 100 executives  that had worked with him previously to assist in the turnaround.  Mr. Burton has already made preliminary contact  with  several  executives  with  extensive  printing,  technology,  and manufacturing experience whom Mr. Burton would want to become part of the Cenveo team  upon his  appointment  as  Chairman  and CEO.  Despite  these  preliminary contacts,  there are no contracts,  arrangements or  understandings  with any of these  persons with respect to their future  employment  at Cenveo.  Although we have made no final  determinations about the members of the management team that will be put into place (and the selection of the  management  team is subject to board approval),  it is likely that Thomas Oliva and one or more of Mr. Burton's three sons, Robert G. Burton,  Jr., Michael G. Burton and Joseph P. Burton, will have a role at Cenveo.  We expect that Mr. Oliva would be an  executive  officer but do not expect that Mr.  Burton's sons would be executive  officers or report to Mr.  Burton.  From  December  2002  until  January  2004,  Mr.  Oliva was the
President  and Chief  Operating  Officer of Moore  Wallace  Inc.,  a  commercial printing company. From June 2002 until December 2002, he was the Group President of the outsourcing division of Moore. From December 2000 until December 2002, he was the Group President of the Forms and Labels Division of Moore.  From January
2000 until May 2000, Mr. Oliva was the Group  President for the Gravure  Catalog
and Magazine  Division of World Color.  Robert G.  Burton,  Jr.  served at Moore
(Moore acquired  Wallace Computer  Services,  Inc. and changed its name to Moore
Wallace Inc.  during 2003) as Senior Vice  President -- Investor  Relations  and
Corporate  Communications  during 2002 and 2003. Prior to that, he had served at
Moore as Vice President -- Investor Relations and Corporate Communications since
December 2000.  Prior to joining  Moore,  he held a series of positions at World
Color (a KKR  portfolio  company)  and served as its Vice  President -- Investor
Relations  and  Corporate  Communications  from 1997 to 1999.  Michael G. Burton served at Moore from 2000 to 2003 in various  roles,  including  as  Director --
Synergy Development,  Director -- Commercial and Subsidiary  Operations and Vice
President --  Commercial.  Joseph P. Burton served at Moore during 2002 and 2003 as Director -- Operational Projects.

OUR PLAN FOR CENVEO

We believe that there is nothing  fundamentally wrong with Cenveo except for the fact that the  current  Cenveo  board of  directors  has lost  sight of its cost structure  and the  resources  that made it successful in the past. We will hold our  management  team  personally  accountable  for  results.  EXCUSES  WILL  BE
UNACCEPTABLE.   We  will  look  to  aggressively  control  costs,  leverage  our partnerships  with  suppliers,  and expand our  relationship  with our customers through a more aggressive and comprehensive  "one-stop shopping" platform across
Cenveo's  business  lines. We will intensify our focus on our customers in order to enhance shareholder value.

                                       -5-

RIGHT-SIZE CENVEO'S COST STRUCTURE

We intend to implement a plan to adjust  Cenveo's  cost  structure,  bringing it more in line with that of its  competitors  and the  realities  of the  printing industry.  The goal will be to eliminate  unnecessary costs,  making Cenveo more cost competitive in the marketplace and making Cenveo a low-cost producer in the industry. We expect that the cost savings plan will include:

o     a thorough  review of all of Cenveo's  operating  units,  resulting in the sale, spin-off, restructuring or elimination of those that do not generate appropriate returns or are not related to Cenveo's core business;

o     the  centralization of all corporate  functions to reduce facilities costs
      and  eliminate   duplication  and  the  shut  down  of  all  non-essential
      activities and programs;

o     implementation of  plant-wide  manufacturing and  productivity programs to drive efficiency improvements; and

o     further leveraging  Cenveo's size and partnering with strategic  suppliers to further reduce costs and improve efficiency.

This  review will  result in cost  reductions  having a run rate of at least $50 million in the first 12 months,  and an additional  $25 million in the second 12 months  after Mr.  Burton is appointed  CEO. We believe that these  efforts will result in a much stronger  Cenveo,  one that can begin to profitably grow market share again, compete over the long-term and enhance shareholder value. If Cenveo successfully  implements the cost  reductions it announced on June 1, 2005 (cost savings of $9 million in 2005 and annualized savings of $20 million), we believe that the cost reductions from our review would be reduced proportionately.

     BCM and Goodwood  believe that if the foregoing  cost  reductions are made, substantial value will be created for  shareholders,  with the stock potentially worth $10 to $12 per share.  This belief is based on the  following  information about Cenveo's printing industry competitors:

                                              8/3/05     Shares         Market     Enterprise                     Enterprise
                                              Stock       O/S            Cap         Value          EBITDA        Value/
                                              PRICE    (MILLIONS)     (MILLIONS)   (MILLIONS) (a) (MILLIONS) (b)  EBITDA
                                              -----    ----------     ----------   ----------     ----------      ----------
Cadmus Communications Corporation.......      $20.35       9.3   (c)     $189.9       $348.1  (c)     $55.1  (c)    6.3x
R.R. Donnelley & Sons Company...........      $38.00     213.5   (d)   $8,113.0    $10,370.3  (d)  $1,268.2  (d)    8.2x
Consolidated Graphics, Inc..............      $41.45      13.8   (e)     $571.1       $669.9  (e)    $102.9  (e)    6.5x
                                                                                                                   -----
    Average.............................                                                                            7.0x

-------------
(a)  Market  capitalization + short term debt + long term debt + preferred stock
     +  minority  interest  - cash on hand.  Short  term  debt,  long term debt, preferred  stock,  minority  interest and cash on hand included in reported data are as of June 30, 2005.
(b)  All reported EBITDA excludes  non-recurring and extraordinary items. EBITDA is reported for the 12 months ended June 30, 2005.
(c)  All  information  is as  reported  in (or  derived  from) the Cadmus  press release filed as Exhibit 99.1 to the current report on Form 8-K dated (date of earliest event reported) August 4, 2005.
(d)  All  information  is as reported in (or  derived  from) the R.R.  Donnelley press release filed as Exhibit 99.1 to the current report on Form 8-K dated
     (date of earliest event reported)  August 4, 2005 and its current report on
     Form 8-K dated (date of earliest event reported) March 1, 2005.
(e)  All  information  is as  reported  in (or  derived  from) the  Consolidated
     Graphics  press release filed as Exhibit 99.1 to the current report on Form
     8-K dated (date of  earliest  event  reported)  July 27,  2005,  its annual report on Form 10-K for the year  ended  March 31,  2005 and its  quarterly report on Form 10-Q for the period ended June 30, 2004.

     Based on the above peer group information, if Cenveo's enterprise value was valued at the average multiple of its peers and it implements the foregoing cost reductions,  BCM and Goodwood  believe Cenveo would have an enterprise  value of approximately  $1,400 million (i.e.,  7 x $200 million,  which is  approximately equal to Cenveo's  reported EBITDA of $128.6 million for its year ended December
31,  2004  plus the  anticipated  effect  of $75  million  of cost  reductions).
Assuming  such an  enterprise  value,  Cenveo  would  have an  equity  value  of approximately  $618 million  (i.e.,  $1,400 minus $784 million of long-term debt
(including  current portion) and $2 million of cash and cash  equivalents).  The foregoing  equity  value would result in a per share value of  approximately  of
$12.12 per share.  However,  there can be no assurance  that Cenveo's price will ever  reach  that  level,  even if we  successfully  implement  all of the  cost reductions described above.

PURSUE PROFITABLE GROWTH ORGANICALLY

We will continue to bring to Cenveo's  customers  world class solutions to their printing needs.  To do this we will look to strengthen the sales  infrastructure within  Cenveo.  We will recruit and hire senior sales managers who will be held personally accountable for their results. We will further leverage Cenveo's vast array of  products  and  services  via a "one-stop  shopping"  platform to offer
Cenveo's  customers  access to all of our products  with  efficiencies  and cost saving for them. We will examine all contracts  and customer  relationships  and when they do not drive acceptable levels of returns for Cenveo, we will make the painful and tough decisions to walk away from unprofitable business.

REDUCE LEVERAGE OVER TIME

It is our intention to reduce Cenveo's  financial leverage over time. Cenveo has indicated,  as recently as its first quarter  earnings call on May 2, 2005, that it expects to  generate  $35  million of free cash flow from  operations  during fiscal  year 2005.  IN LIGHT OF THIS,  WE DO NOT BELIEVE  THAT CENVEO  NEEDS ANY
ADDITIONAL NEW LIQUIDITY  CURRENTLY.  We believe that if our plans to right-size
Cenveo's  cost  structure  are  successful,  together  with  improved  operating performance,  any excess free cash flow will be used to pay down debt and reduce
Cenveo's leverage.

ALIGN MANAGEMENT AND EMPLOYEE INTERESTS WITH SHAREHOLDERS INTERESTS

We believe  that it is critical  that the  interests of Cenveo's  employees  and management be completely aligned with those of its shareholders. We believe that the only way to achieve this is through  management  and  employee  ownership of
Cenveo's  stock,  a  determination  Mr. Burton has made based on his  experience leading  public  companies.  We do not believe that Cenveo's  current  executive stock  ownership  requirement  is sufficient to align the interests of employees and management with those of its  shareholders  because the current  requirement applies only to  "executive  officers"  and not to employees or other members of management and because the current  requirement allows executives to reach their target  ownership  over a five year  period,  which we believe is far too long a period of time.

                                       -6-

We intend to immediately implement an employee stock purchase plan to facilitate the purchase of shares by  management  and employees at market  prices,  through regular  payroll  deductions.  In  addition,  we intend to  require  all  senior managers to own a specified amount Cenveo's stock, purchased at market prices.

DELIVER RESULTS TO SHAREHOLDERS

Finally,  we intend to deliver on the  promises  that we make.  EXCUSES  WILL BE
UNACCEPTABLE.  We also intend to aggressively control costs going forward and to refocus Cenveo's sales efforts on establishing its position in the marketplace.

We believe that our plan will result in the changes  that are  necessary to make
Cenveo  successful and improve the focus on its customers.  We also believe that this plan will result in superior  returns for  shareholders  as compared to the returns  expected  if Cenveo's  current  direction  is  continued.  However,  no assurance  can be given that the election of our  nominees to Cenveo's  board of directors will result in the changes necessary to make Cenveo successful or will provide superior returns to Cenveo's shareholders.

            ROBERT G. BURTON, SR. AND BURTON CAPITAL MANAGEMENT, LLC

It is our intention,  following the election of our slate of directors  outlined below, to hire Robert G. Burton,  Sr. as Cenveo's Chief Executive Officer and as
Chairman  of its board of  directors.  We believe  that Mr.  Burton,  a Printing
Impressions  Hall  of Fame  member,  is  recognized  for his  intense  focus  on customers  and on enhancing  shareholder  value.  We believe that Mr. Burton has proven his ability to turn around underperforming companies.

Mr. Burton is the Chairman,  CEO and Managing Member of Burton Capital.  BCM was
formed to invest  in middle  market  manufacturing  companies  that  provide  an opportunity  for increased  shareholder  value through  intense  management  and operational changes and organic and acquisitive growth. Through BCM, Mr. Burton, who is the Managing  Member and majority  holder of the membership  interests in
BCM, has purchased 2,591,882 shares of Cenveo's common stock to date.

From December 2000 through December 2002, Mr. Burton was the Chairman, President
and CEO of Moore, a leading  printing company with over $2.0 billion in revenues for fiscal  year 2002.  During  his tenure at Moore,  Mr.  Burton led Moore to a turnaround by significantly reducing costs, recruiting top-tier executive talent and growing  revenue through  acquisitions  and a "one-stop  shopping"  customer focus.  Moore's share price increased from $2.38 on December 12, 2000, the first date of Mr. Burton's employment,  to $10.16 on December 6, 2002, the date of his resignation.  This  was not the  first  time Mr.  Burton  delivered  results  to shareholders.

From April 1991 through October 1999, Mr. Burton was the Chairman, President and
CEO of World Color, a Kohlberg Kravis & Roberts  portfolio company and a leading commercial  printing  company with  revenues in excess of $2.3 billion in fiscal year 1998.  During his nine-year  tenure as the senior executive of World Color,
Mr. Burton led its turnaround,  which culminated in a sale to Quebecor Printing,
Inc. in 1999.  The sale  created  Quebecor  World,  one of the  world's  largest commercial  printers.  World  Color  completed  its IPO on January 25, 1996 at a price of $19.00 per share and was sold to Quebecor at $38.00 per share.

From 1981 to 1991,  Mr.  Burton held a series of senior  executive  positions at
Capital  Cities/ABC,   including   President  of  ABC  Publishing.   At  Capital
Cities/ABC,  Mr. Burton was instrumental in turning around the operations he ran from a loss position to a major profit  contributor for the company.  Mr. Burton has  also  held  senior  executive  media  positions  at CBS and IBM and  Walter
Industries, Inc.

We believe  that Mr.  Burton's  track  record of  exceptional  performance,  his knowledge of the commercial printing industry and his understanding of the needs of commercial print customers,  will result in improved  financial  performance, increased  shareholder  confidence  and, most  importantly,  increased value for
Cenveo's shareholders.

                                       -7-

                         BACKGROUND TO THE SOLICITATION

In July  2004,  BCM  contacted  Cenveo's  then  Chairman,  President  and  Chief
Executive  Officer,  Mr. Paul  Reilly,  to discuss its  interest in  potentially acquiring  Cenveo. A meeting was subsequently held between BCM and Mr. Reilly to explore  this  opportunity.  As a  result  of this  meeting  and  after  several subsequent discussions,  BCM proposed a transaction to acquire Cenveo at a price of $7.00 per share. The proposal was subject to, among other things, limited due diligence  (BCM  indicated  that it could  complete its diligence in less than a month and finalize the deal early in 2005) and a financing contingency,  and was based upon  Cenveo's  public  statements,  namely  that it  expected to generate between $135 and $142 million of EBITDA for the fiscal year ending  December 31,
2004,  and that it  intended  to use  Cenveo's  free cash  flow to  reduce  debt meaningfully by the end of fiscal 2004.

Subsequently,  Cenveo  advised  BCM that  Cenveo was only  willing to  entertain discussions  with BCM if it  would  indicate  a  valuation  range  in the  "high single-digits."

In early  2005,  after  learning  of Mr.  Reilly's  plans to  resign,  BCM again contacted  Cenveo's  board of  directors  to express its  continued  interest in
Cenveo.  BCM  indicated,  in response  to a  statement  that Cenveo was "not for sale," that BCM was willing to consider  an  alternative  proposal.  In February
2005,  BCM  proposed to invest up to $100  million in exchange  for newly issued securities of Cenveo that would be priced based on the then current market price of approximately  $3.00 per share. BCM also proposed that Robert G. Burton,  Sr.
would  succeed Mr. Reilly as Chairman and Chief  Executive  Officer and that BCM would have the right to appoint two directors to Cenveo's then current board (in addition  to Mr.  Burton's  appointment  as  Chairman).  Cenveo  never  formally responded to this proposal.

During  March  2005,  BCM  attempted  to meet  with  Susan O.  Rheney,  Cenveo's
Chairperson, to further discuss its proposals. BCM requested that Cenveo bring a financial advisor to a meeting with BCM to discuss BCM's proposals. On March 23,
2005, Ms. Rheney  informed BCM that Cenveo's board would not hire an independent financial advisor to assist in the review of BCM's proposals or to accompany her at a meeting with BCM.

On April 7, 2005, BCM sent a letter to Cenveo's board of directors that included discussion of certain of BCM's prior contacts with Cenveo,  as well as a summary of BCM's assessment of the causes of Cenveo's poor performance.  The letter also requested a meeting to discuss  various  matters,  including but not limited to, the following:

o     the installation of Robert G. Burton, Sr. as Chairman of Cenveo's board of directors and Chief Executive Officer; and

o     the appointment of two additional industry-experienced  individuals chosen by BCM to  Cenveo's existing  board of  directors to  support Mr. Burton's efforts.

On April 8, 2005, Cenveo sent a letter to BCM disagreeing with "virtually all of the assertions" in BCM's letter of April 7, 2005.

On April 18, 2005, Cenveo issued a press release  announcing that it had adopted a "poison  pill,"  certain  amendments to its bylaws  (which could,  among other things,  delay special  meetings of  shareholders  called by the holders of more than 10% of Cenveo's common stock) and a "severance benefit plan," which we have described  below under  "Change of Control  Provisions  --  Cenveo's  Employment
Agreements,  Benefit Plans and Other  Agreements -- Severance Plan." We have not yet  determined  whether  to seek  repeal  of  these  measures  by our  director nominees.  At the same time,  Cenveo  announced that it had retained  Rothschild
Inc.  to assist  the board in a  "thorough  evaluation"  of  Cenveo's  strategic alternatives, and that the law firms of Wachtell, Lipton, Rosen & Katz and Hogan
& Hartson, L.L.P. had been retained in connection with such evaluation.

                                       -8-

On April 21, 2005, BCM sent Cenveo a letter discussing,  among other things, the offer by Robert G.  Burton,  Sr. to serve as the  Chairman  and Chief  Executive
Officer  of  Cenveo,  and to  appoint  two  other  individuals  to its  board of directors.

On May 6, 2005, BCM,  Goodwood and a  representative  from Hughes Hubbard & Reed
LLP,  counsel  for BCM and  Goodwood,  met with Ms.  Rheney and Jerry  Pickholz, another member of Cenveo's board, as well as representatives from Rothschild and
Wachtell,  Lipton,  Rosen & Katz. At the meeting,  BCM  presented  proposals to, among other things:

o     elect Mr. Burton as Cenveo's  Chairman of the board of directors and Chief
      Executive Officer and elect two other individuals nominated by him to  its board;

o     to hire other senior managers; and

o     improve  Cenveo's  manufacturing/productivity,  rationalize  its  existing plants, move its headquarters,  change its benefits and insurance programs and adopt an employee  stock  purchase plan for  executives  and all other employees.

Despite our proposals,  the June 10, 2005 edition of PRINTING IMPRESSIONS WEEKLY reported that a partner at Wachtell,  Lipton,  Rosen & Katz had  criticized  our proposals "for a lack of  details[.]"  We obviously  believe that this criticism was unwarranted.

On  or  about  May  13,  2005,  a  representative  from  Rothschild  informed  a representative from Hughes Hubbard & Reed that:

o     Cenveo  would not accept  BCM's  proposal to elect Mr.  Burton as Cenveo's
      Chairman and Chief  Executive  Officer and to elect two other  individuals nominated by him to its board;

o     Cenveo  would  very  much like  BCM and  Goodwood to  "participate" in the
      "process"; and

o     a  significant  investment  in Cenveo (of at least $50 million) by BCM and
      Goodwood  might  help  Cenveo's  board  of  directors  determine  that the proposal by BCM and Goodwood was attractive.

On or about May 16, 2005, a representative from Hughes Hubbard & Reed informed a representative  from Rothschild that BCM and Goodwood might be willing to make a small additional  investment in Cenveo if such an investment would be helpful to induce the board to accept BCM and Goodwood's proposal.  The representative from
Rothschild was also informed that BCM and Goodwood would consider making such an investment only if Cenveo would agree to negotiate  exclusively with them to see if the parties could reach an agreement in a short period of time.

On May 20, 2005, a  representative  of  Rothschild  called a  representative  of
Hughes  Hubbard & Reed to inform them that Cenveo  would not stop its process to negotiate with BCM and Goodwood.  Rothschild  further  informed Hughes Hubbard &
Reed that  Cenveo's  board would only consider the proposal by BCM and Goodwood, which would have  resulted in the  election of Mr.  Burton as Chairman and Chief
Executive  Officer and two other designees of BCM and Goodwood as directors,  if they were willing to make an investment  significantly  larger than $50 million, and only if they signed a confidentiality agreement, the terms of which would be negotiated with Wachtell, Lipton, Rosen & Katz.

On May 25,  2005,  BCM sent  Cenveo a letter  stating  its  intention  to call a special  meeting of Cenveo's  shareholders  to nominate a slate of directors who will "act affirmatively in the best interests of" Cenveo's stockholders.

On June 10, 2005,  BCM,  Goodwood and certain other  shareholders  sent Cenveo a letter demanding the special meeting of shareholders  with respect to which this proxy  statement  relates.  The  letter  was  sent in  accordance  with  Section
7-107-102(1)(b)  of the Colorado  Business  Corporation  Act,  which  requires a
Colorado  corporation  to  hold  a  special  meeting  of  shareholders  if  "the

                                       -9-

corporation  receives  one or more  written  demands  for [a  special]  meeting, stating the purpose or purposes for which it is to be held,  signed and dated by the  holders  of  shares  representing  at least  ten  percent  of all the votes entitled to be cast on any issue  proposed  to be  considered  at the  meeting."
Additionally,  the letter included  additional  information  required by certain provisions of Cenveo's bylaws.

Also on June 10, 2005, BCM, Goodwood and the same other shareholders sent Cenveo a letter  demanding,  among  other  things,  information  about the  record  and beneficial ownership of Cenveo's common stock.

On June 16,  2005,  Cenveo's  attorneys  made a list of the  record  holders  of
Cenveo's  common stock  available to BCM and Goodwood and informed them of their view  that the  Colorado  Business  Corporation  Act did not  require  Cenveo to provide the other information BCM and Goodwood had requested.

On June 17, 2005,  Cenveo  announced  that the special  meeting would be held on
Wednesday, September 14, 2005. Cenveo's bylaws required the meeting to be called within 90 days of the date Cenveo  confirmed  that the persons making the demand actually  owned the  number of shares of its  common  stock  required  to call a special meeting on the date the demand was made.  Accordingly,  the meeting date selected was the last date permitted by Cenveo's bylaws.

On or about the week of June 27, 2005, a representative of Hughes Hubbard & Reed called a representative  of Wachtell,  Lipton,  Rosen & Katz in order to request that the Cenveo board of  directors  approve of the election of our nominees for purposes of the change of control  obligations  under Cenveo's debt  instruments and severance  arrangements.  As discussed under "Change of Control Provisions,"
the failure to give the requested  approval would give the holders of these debt instruments  the right to impose a large  expense on Cenveo (and would give rise to an obligation on the part of Cenveo to make severance  payments in accordance with the terms of the severance  arrangements described under "Change of Control
Provisions  --  Cenveo's   Employment   Agreements,   Benefit  Plans  and  Otter
Agreements").

On or about the week of July 11, 2005,  Wachtell,  Lipton, Rosen & Katz informed
Hughes  Hubbard & Reed that the Cenveo board of directors had not yet determined whether to approve of the election of our nominees for purposes of the change of control obligations under Cenveo's debt instruments and severance arrangements.

On July 18, 2005, BCM sent a letter expressing its disappointment in the failure of the Cenveo  board of directors to approve of the election of our nominees for purposes of the change of control  obligations  under Cenveo's debt  instruments and severance arrangements.  As discussed above, we had first tried to deal with this  issue by  privately  asking  the  Cenveo  board of  directors  to make the requested approval,  but that the board's  determination not to do so left us no choice but to publicize our concerns.

On July  21,  2005,  Cenveo  sent a letter  stating  that  the  Cenveo  board of directors  would not approve of the election of our nominees for purposes of the change of control  obligations  under  Cenveo's debt  instruments  and severance arrangements.

                                      -10-

                 MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

In order to replace the current  board,  we are  soliciting  proxies to take the following actions at the special meeting of shareholders:

PROPOSAL 1  To amend  Cenveo's  bylaws  to  permit the  shareholders  to fix the number of  directors  constituting  the entire  board of  directors, including  by  appropriate  amendment  to  Section  3.1 of  Cenveo's bylaws.  The text of the  amendment  to the  bylaws  is set forth in
            Annex A.  Adoption  of this bylaw by  shareholders  will not prevent shareholders or the board from further  amending the bylaws to again change the number of directors  following  the special  meeting.  No action by Cenveo's  board of directors is required to implement this amendment.

            PURPOSE

            The purpose of Proposal 1 is to ensure  that  Cenveo's  shareholders have the right to set the  number of  directors  on the board and to prevent the incumbent board from thwarting our intentions.  Proposal
            1 will allow the  shareholders to ensure that the directors  elected at the  special  meeting are  Cenveo's  only  directors  immediately following the special meeting.

PROPOSAL 2  To  repeal  by  appropriate  amendment  to Section  3.2 of  Cenveo's bylaws the  provision  that may purport to require  vacancies on the board of  directors to be filled by the  directors.  The text of the amendment to the bylaws is set forth in Annex A.

            PURPOSE

            The purpose of Proposal 2 is to ensure  that  Cenveo's  shareholders are entitled to fill the vacancies  they might create and to prevent the  incumbent  board from  thwarting our  intentions.  The Colorado
            Business Corporation Act permits vacancies to be filled by the board or shareholders. However, Section 3.2 of Cenveo's bylaws states that any vacancy on the board of directors may be filled by the remaining directors.  We are not certain of this bylaw's intended  effect.  It may be intended  merely to restate one aspect of Colorado law (i.e., that directors may fill vacancies).  However,  it may be intended to supersede  Colorado  law  and  prohibit  shareholders  from  filling vacancies.  Even  though we believe the bylaw would be void if it is intended to supersede Colorado law, we nevertheless  believe that it would be  advisable  to  eliminate  any  possible  confusion  on the subject by repealing Section 3.2 of Cenveo's bylaws.

PROPOSAL 3  To remove  all persons  currently serving as directors of Cenveo and remove any other persons elected to the Company's board of directors prior to the special meeting.

            PURPOSE

            Under  applicable law, in order to replace the current  directors at the special meeting of  shareholders,  the existing board first must be removed  and then the  vacancies  created by such  removal may be filled with new directors.  Under the Colorado Business  Corporation
            Act, Cenveo's  directors may be removed with or without cause by the vote of the  shareholders  specified  under  "Questions  and Answers
            About the Special  Meeting -- What Vote is Required to Approve  Each
            Proposal and How Will Votes be Counted?"

                                      -11-

PROPOSAL 4  To set the size of Cenveo's board of directors at seven seats.

            PURPOSE

            The purpose of Proposal 4 is to ensure  that once our  nominees  are elected as directors, they will constitute the entire board.

PROPOSAL 5  To repeal each  provision of or  amendment to Cenveo's bylaws (other than the amendments added or effected pursuant to Proposals 1 and 2)
            adopted  after the version of the bylaws  included as Exhibit 3.2 to
            Cenveo's  current  report on Form 8-K dated (date of earliest  event reported) April 17, 2005 as filed with the SEC on April 18, 2005.

            PURPOSE

            The  purpose  of  Proposal  5 is to  protect  the  transparency  and fairness of the  election  process by ensuring  that the  provisions governing  or related to the  election  of  Cenveo's  directors,  as stipulated  in the latest  publicly  available  draft of the bylaws, remain unchanged through the time of the special meeting. Proposal 5 is designed to prevent the current  board from  changing  the bylaws before the  special  meeting in ways that could limit the ability of
            Cenveo's  shareholders to elect their choice of directors.  However,
            Proposal 5 would also apply to any bylaw  amendments  adopted before the  special  meeting  that are  favored by a majority  of  Cenveo's shareholders.  Proposal  5  would  apply  only to  bylaw  amendments adopted before the special meeting.

PROPOSAL 6  To elect our seven  nominees  (referred to  below under  the heading
            "Election of Directors") to Cenveo's board of directors,  in lieu of any persons who may be nominated by Cenveo's  incumbent  board or by any other person.

            PURPOSE

            The purpose of  Proposal 6 is to elect our  nominees.  Our  nominees would then  comprise  the  entire  board and  commence  implementing turnaround measures at Cenveo.

On June 10,  2005,  together  with  certain  other  shareholders  of Cenveo,  we delivered written notice to the Secretary of Cenveo of our intention to nominate
Robert G. Burton,  Sr., Patrice M. Daniels,  Leonard C. Green,  Mark J. Griffin,
Michael W. (Max)  Harris,  Thomas  Oliva and Robert T.  Kittel for  election  to
Cenveo's board at the special meeting and to present Proposals 1, 2, 3, 4, 5 and
6  described  above to the  shareholders  of Cenveo  for their  approval  at the special meeting.  We believe that our nominees are highly qualified  individuals who have the  credibility  and the solid  experience in the commercial  printing industry  necessary to maximize the value and productivity of Cenveo's employees and assets.  For more  information  regarding  our  nominees,  see  "Election of
Directors" below.

If we become  aware of a new matter  raised by the board of  directors of Cenveo after their proxy cards have been  delivered to  shareholders  of Cenveo,  but a reasonable time before the special meeting, we will either:

o     include  this new  matter in a revised  proxy card and  disseminate  it to shareholders  with  accompanying  explanatory  soliciting  material,  thus giving  shareholders  a meaningful  opportunity  to revoke any  previously executed proxy granting discretionary authority; or

o     if the new matter is not so included in the card,  forego the  exercise of discretionary voting authority on such matter.

If we do not receive notice of a new matter a reasonable time before the special meeting,  our proxies may still  exercise  discretionary  voting  authority with respect to that matter in accordance with applicable laws and regulations.

                                      -12-

                              ELECTION OF DIRECTORS

Cenveo's bylaws currently provide that there will be not less than one director, with the number of  directors  to be fixed  from time to time by the board.  The board currently consists of eight directors. We are asking Cenveo's shareholders to approve the  reduction of the size of the board from eight to seven and elect our seven nominees.

Our nominees are Robert G. Burton,  Sr.,  Patrice M. Daniels,  Leonard C. Green,
Mark J. Griffin,  Michael W. (Max) Harris, Thomas Oliva and Robert T. Kittel. We
believe our nominees are highly qualified  individuals  based on their extensive business and professional experience.

BACKGROUND OF THE DIRECTOR NOMINEES

The  following  table  sets  forth  the name,  age (as of  August  1,  2005) and background of each of our nominees. This information has been furnished to us by the respective nominees.

NAME                        AGE                     BACKGROUND
----                        ---                     ----------

Robert G. Burton, Sr......  66    Mr.  Burton formed BCM in January 2003 and has
                                  been its Chairman, Chief Executive Officer and
                                  sole managing member since its formation. From
                                  December  2000 through  December  2002, he was
                                  the Chairman,  President  and Chief  Executive
                                  Officer  of  Moore  Corporation   Limited,   a
                                  leading   printing   company  with  over  $2.0
                                  billion in revenue for fiscal year 2002.  From
                                  April 1991 through  October  1999,  he was the
                                  Chairman,   President   and  Chief   Executive
                                  Officer of World Color Press,  Inc., a leading
                                  commercial printing company. From 1981 through
                                  1991,  he held a series  of  senior  executive
                                  positions  at  Capital  Cities/ABC,  including
                                  President  of ABC  Publishing.  Preceding  his
                                  employment at Moore,  Mr. Burton was Chairman,
                                  President,  and  Chief  executive  Officer  of
                                  Walter Industries, Inc., a diversified holding
                                  company.

Patrice M. Daniels........  45    Ms.   Daniels  has  been  a  Partner  at  Onyx
                                  Capital  Ventures,  a private  investment firm
                                  that  she  co-founded,   since  October  2001.
                                  From  March 1997 to  October  2001,  she was a
                                  Managing Director,  High Yield and Acquisition
                                  Financing,   at   CIBC   World   Markets,   an
                                  investment  bank.  Ms.  Daniels  is a director
                                  of CB Richard Ellis Group,  Inc., a commercial
                                  real estate services firm.

Leonard C. Green..........  69    Mr.  Green  has been  President  of The  Green
                                  Group,  a  financial  services  firm of  CPAs,
                                  consultants  and  entrepreneurs,  since  1976.
                                  Mr. Green is a Professor  of  Entrepreneurship
                                  at    Babson     College     in     Wellesley,
                                  Massachusetts.   He  is  presently,   and  has
                                  served,  on the board of directors of a number
                                  of private companies.

Mark J. Griffin...........  57    Mr.  Griffin was the Founder of the Eagle Hill
                                  School,  an  independent   private  school  in
                                  Greenwich,   Connecticut.   He  has  been  its
                                  headmaster since 1975.

                                      -13-

NAME                        AGE                     BACKGROUND
----                        ---                     ----------

Michael W. (Max) Harris...  50    Mr.  Harris  was the  co-founder  of  OEM,  an
                                  optical   disc   manufacturing    company   in
                                  Charlotte,  North Carolina,  in March 2001. He
                                  has  since  served  as its  Chairman  and  CEO
                                  since  that  date.   Mr.  Harris  has  been  a
                                  director of Ad-Plex Rhodes,  a retail printing
                                  company,  since January 2002, and has been its
                                  Chairman  since   February  2003.   From  1973
                                  until 2001,  Mr. Harris served in a variety of
                                  roles  at World  Color,  where  he  served  as
                                  Executive   Vice-President   of  Manufacturing
                                  from 1991 until  March  1995.  From March 1995
                                  until   October   1998,   he   served  as  the
                                  President  of  World   Color's   Manufacturing
                                  Operations,  and he  served  as  President  of
                                  World  Color's  Retail Group from October 1998
                                  until March 2001.

Thomas Oliva..............  47    From December  2002 until  January  2004,  Mr.
                                  Oliva was the  President  and Chief  Operating
                                  Officer of Moore  Wallace  Inc.,  a commercial
                                  printing   company.   From  June  2002   until
                                  December  2002, he was the Group  President of
                                  the  outsourcing   division  of  Moore  (Moore
                                  acquired Wallace Computer  Services,  Inc. and
                                  changed its name to Moore Wallace Inc.  during
                                  2003).   From  December  2000  until  December
                                  2002, he was the Group  President of the Forms
                                  and Labels  Division  of Moore.  From  January
                                  2000 until May 2000,  Mr.  Oliva was the Group
                                  President   for  the   Gravure   Catalog   and
                                  Magazine Division of World Color.

Robert T. Kittel..........  33    Mr. Kittel has been a Partner of Goodwood,  an
                                  investment  management  firm, since June 2003,
                                  and with Goodwood  since June 2002.  From June
                                  2000 until  February 2002, he was a Partner at
                                  Silvercreek  Management  Inc.,  an  investment
                                  management  firm.  From  February  1996  until
                                  May 2000,  Mr. Kittel was employed by Cadillac
                                  Fairview   Corporation,   a  commercial   real
                                  estate development company.

SHARE OWNERSHIP OF THE DIRECTOR NOMINEES

The following  table  contains a summary of the total number of shares of common stock of Cenveo  beneficially  owned by the  nominees of BCM and  Goodwood as of
June 10, 2005.

The address for each nominee is listed below.  The  information in the following table has been  furnished to us by the  respective  nominees.  The percentage of ownership  of common stock for each person  listed below is based on  50,691,249 shares of common stock that Cenveo reported as outstanding as of April 29, 2005, based on  information  publicly  disclosed by Cenveo in its Quarterly  Report on
Form 10-Q for the quarterly period March 31, 2005, filed with the Securities and
Exchange Commission (the "SEC") on May 3, 2005)

                                            NUMBER OF SHARES    PERCENTAGE OF
                                             BENEFICIALLY           SHARES
NAME AND ADDRESS                                 OWNED        BENEFICIALLY OWNED
----------------                            ----------------  ------------------

Robert G. Burton, Sr......................    2,591,882              5.1%
100 Northfield Street
Greenwich, CT  06830

                                      -14-

                                            NUMBER OF SHARES    PERCENTAGE OF
                                             BENEFICIALLY           SHARES
NAME AND ADDRESS                                 OWNED        BENEFICIALLY OWNED
----------------                            ----------------  ------------------

Patrice M. Daniels........................           --               --
116 32nd Street
Manhattan Beach, CA  90266

Leonard C. Green..........................      328,230               *
900 Route 9, 6th Floor
Woodbridge, NJ  07095

Mark J. Griffin...........................           --               --
Eagle High School
45 Glenville Road
Greenwich,  CT 06831

Michael W. Harris.........................           --               --
8500 South Tyron Street
Charlotte, NC  28273

Thomas Oliva..............................      342,948               *
21380 N. Middletown Drive
Kildeer, IL 60047

Robert T. Kittel..........................           --               --
212 King Street West, Suite 201
Toronto, Canada M5H 1K5

All nominees as a group (seven persons)...    3,226,060              6.3%

-----------
* Represents less than 1% of Cenveo's outstanding common stock.

In addition to the stock listed as owned by the  director  nominees in the above table, each of the director nominees who owns stock may be deemed to be a member of a group that  collectively  owns 5,427,934  shares of Cenveo's  common stock.
Each of the nominees disclaims  beneficial  ownership of the shares owned by the other members of the group.  Additional  information regarding the ownership by, and  composition  of, the group is included  elsewhere in this proxy  statement, including under "Annex C -- Certain Beneficial Owners of Cenveo" and in "Annex B
-- Information About the `Participants in the Solicitation.'"

CORPORATE GOVERNANCE MATTERS

We expect  that our  nominees,  if  elected,  will  adopt and  follow  corporate governance  policies  that  meet  or  exceed  all  of  the  requirements  of the
Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC and the listing guidelines for the New York Stock Exchange ("NYSE").

None of our nominees nor any of their respective  immediate family members is an employee of, or a consultant to, or has any other contractual  relationship with
Cenveo.  Further, none of them is or has been a partner of or otherwise employed by any  present  or former  auditor of Cenveo in the past five years and none of them is an  officer  of a  company  of which  any of the  others is also a board member.  When elected,  we expect that all of our nominees  other than Robert G.
Burton,  Sr. (and Thomas  Oliva if he serves as an employee of Cenveo),  will be
"independent"  for purposes of the listing  requirements  and  guidelines of the
NYSE  (neither Mr.  Burton nor Mr. Oliva would  satisfy the NYSE's  independence guidelines if they serve as employees of Cenveo).

                                      -15-

OTHER INFORMATION ABOUT THE DIRECTOR NOMINEES

Our nominees will not receive any compensation from BCM or Goodwood for agreeing to be nominated by us and to serve as directors of Cenveo,  if elected  pursuant to our solicitation. We have agreed to reimburse our nominees for all reasonable and out of pocket  expenses  incurred  by them in  connection  with  this  proxy solicitation and any related proceedings.

According  to  Cenveo's  proxy  statement  for its 2005  annual  meeting,  under compensation  arrangements currently in effect,  non-employee directors received the following during 2004:

o     an annual retainer of $20,000 paid quarterly;

o     $1,500 for each board meeting attended in person;

o     $1,000 for each board meeting attended by telephone;

o     $1,000 for each committee meeting attended in person;

o     $750 for each committee meeting attended by telephone; and

o     non-qualified  options for 5,000  shares of common  stock  under  Cenveo's long-term equity incentive plan (these options may be exercised six months following the grant date).

Non-employee  directors who were re-elected at Cenveo's 2004 annual meeting also received 2,487 shares of restricted stock valued at approximately $10,000 on May
1, 2004. These shares vested immediately,  but were restricted from sale for six months after issuance.

In addition,  the chairman of the audit committee  received $7,500, the chairman of the  compensation  and human  resources  committee  received  $5,000  and the chairmen of the other board committees  received $3,500.  Cenveo's lead director was paid an  additional  stipend of $5,000  for his or her  service in such role during the fourth quarter of 2004.  Directors who are employees of Cenveo do not receive compensation for their service on the board.

Board members are  reimbursed  for expenses  incurred in  connection  with their attendance at board meetings and in complying with Cenveo's corporate governance policies.  Cenveo also provides directors' and officers' liability insurance and indemnity agreements for its directors.

We  expect  that our  nominees  if  elected  will be paid the  same  amounts  as described above, except that fees received by them for 2005 will be pro rated to reflect the fact that they will be elected in the third quarter.

Each of our nominees has consented to being nominated to the board,  being named in this proxy  statement  as a nominee and  serving as a director of Cenveo,  if elected pursuant to our  solicitation.  As permitted by Cenveo's bylaws,  if any individual  nominee  shall be unable or  unwilling  to serve for any reason,  we reserve  the right to  propose a  replacement  nominee at the  special  meeting.
Shares  represented  by the  WHITE  proxy  cards  will be  voted  for  any  such substitute or additional nominees by us.

If Proposals 1, 3 and 4 are not adopted at the special  meeting,  it will not be possible for us to elect our nominees to Cenveo's board of directors pursuant to
Proposal 6. Even if we obtain the requisite number of votes in favor of Proposal
6, we cannot  implement  Proposal 6 if we do not obtain the requisite  number of votes in favor of Proposals  1, 3 and 4. We therefore  urge you to vote not only
"FOR" our  nominees,  but also  "FOR"  the  adoption  of each of our  proposals, including Proposals 1, 3 and 4.

INFORMATION ABOUT THE "PARTICIPANTS IN THE SOLICITATION"

BCM and Goodwood and their nominees and certain other persons are  "participants in the  solicitation"  by BCM and  Goodwood of proxies  for the special  meeting within the  meaning  of the  federal  securities  laws.  Additional  information

                                      -16-

related to the  participants in the  solicitation,  including  their  beneficial ownership  of  Cenveo's  common  stock,  is set  forth on Annex B to this  proxy
statement  and  is   incorporated   into  this  proxy  statement  by  reference.
Information in this proxy statement about each  participant was provided by that participant.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires Cenveo's directors and officers,  and persons who own more than 10% of a registered class of Cenveo's equity securities,  to file initial reports of ownership and reports of changes in ownership  with the SEC.  The SEC requires us to disclose  whether our nominees for  directors  have filed such reports.  Based on  representations from such nominees, to our knowledge,  all filings by such nominees were made on a timely basis,  except that Leonard C. Green did not timely disclose  ownership of certain  shares when he first filed a Form 3 and did not timely  disclose the acquisition  of certain  shares on a Form 4 that was filed with the SEC on April
11, 2005.

                                      -17-

                          CHANGE OF CONTROL PROVISIONS

In the event of a "change of control" of Cenveo  (which may include the election of our nominees):

o     Cenveo's senior lender could declare an "event of default" under the terms of its senior secured credit facility;

o     Cenveo would be required to offer to  repurchase  its  outstanding  senior notes and senior subordinated notes;

o     Cenveo  could be required to make  certain  severance  payments to its top executives if they are terminated by our director nominees following their election to the board; and

o     all outstanding unvested stock options and restricted stock will vest.

THESE  DOCUMENTS  GENERALLY  PROVIDE  THAT A CHANGE OF  CONTROL  WILL OCCUR IF A
MAJORITY OF CENVEO'S  DIRECTORS  ARE NOT PERSONS WHO WERE  DIRECTORS AT THE TIME
SUCH DEBT WAS ISSUED (OR SUCH SEVERANCE  ARRANGEMENTS WERE PUT INTO PLACE OR THE
PLAN  UNDER  WHICH  THE  OPTIONS  AND  RESTRICTED  STOCK WAS  GRANTED)  OR WHOSE
NOMINATION OR ELECTION WAS NOT APPROVED  EITHER BY A MAJORITY OF SUCH  DIRECTORS
(OR,  IN THE  CASE OF SUCH  SEVERANCE  ARRANGEMENTS  AND  SUCH  PLAN,  AT  LEAST
TWO-THIRDS)  OR BY PERSONS  WHOSE  ELECTION  OR  NOMINATION  TO THE BOARD WAS SO
APPROVED.  ACCORDINGLY,  WE BELIEVE THAT IF THE INCUMBENT  BOARD ACTS TO APPROVE
THE  ELECTION OF OUR  NOMINEES,  NO SUCH CHANGE OF CONTROL  OBLIGATIONS  WILL BE
TRIGGERED.  WE FURTHER BELIEVE THAT,  UNDER THESE  CIRCUMSTANCES,  THE INCUMBENT
BOARD'S  FIDUCIARY  DUTIES REQUIRE IT TO TAKE SUCH ACTION BECAUSE THE FAILURE TO
DO SO COULD INHIBIT CENVEO'S  SHAREHOLDERS FROM EXERCISING THEIR RIGHT TO SELECT
A BOARD OF THEIR  CHOOSING AND WOULD GIVE THE HOLDERS OF THESE DEBT  INSTRUMENTS
THE  RIGHT TO  IMPOSE A LARGE  EXPENSE  ON  CENVEO  (AND  WOULD  GIVE RISE TO AN
OBLIGATION ON THE PART OF CENVEO TO MAKE SEVERANCE  PAYMENTS IN ACCORDANCE  WITH
THE  TERMS OF THE  SEVERANCE  ARRANGEMENTS  DESCRIBED  BELOW)  AT A TIME WHEN WE
BELIEVE IT DOES NOT HAVE THE FUNDS  REQUIRED  TO MAKE SUCH  PAYMENTS.  WE EXPECT
THAT IF THE INCUMBENT  DIRECTORS FAIL TO TAKE ALL ACTIONS  REQUIRED TO ELIMINATE
THE  APPLICATION  OF  THESE  CHANGE  OF  CONTROL  PROVISIONS,   WE  WILL  PURSUE
APPROPRIATE ALTERNATIVES (INCLUDING POTENTIAL LEGAL ACTION AGAINST THE INCUMBENT
DIRECTORS FOR BREACH OF THEIR FIDUCIARY DUTIES).

CENVEO'S DEBT INSTRUMENTS

According to Cenveo's public filings, certain of Cenveo's debt instruments would potentially impose costs on Cenveo and require Cenveo to take certain actions in the event of a change of  control  under the  Company's  debt  instruments.  The following  summary of certain of the  provisions  of those debt  instruments  is based on the copies of those documents included in Cenveo's public filings.

Under each of the debt instruments described below, except as otherwise noted, a change of control  will be deemed to have  occurred  on the first day on which a majority  of the  members  of  Cenveo's  board  are not  "continuing  directors"
(generally  defined  to mean  the  Cenveo  directors  as of the date of the debt instrument or directors who were  nominated for election or elected to the board with the approval of the  continuing  directors who were members of the board at the time of the new director's nomination or election).

SENIOR SECURED CREDIT FACILITY

Under the terms of  Cenveo's  credit  agreement  dated as of March 25,  2004,  a change of control is deemed to  constitute  an event of default,  upon which the lenders may terminate the revolving credit  commitments and/or declare all loans thereunder to be due and payable. As of March 31, 2005, there was $110.9 million outstanding under this credit agreement.

                                      -18-

SENIOR NOTES

As of March 31, 2005, Cenveo had outstanding 9 5/8% senior notes due 2012 in the aggregate  principal amount of $350 million.  The indenture to which these notes are subject, provides that, upon a change of control, each holder of these notes will have the right to  require  Cenveo  to  repurchase  all or any part of such holder's  notes at an offer price in cash equal to 101% of the principal  amount of these Notes, plus accrued and unpaid interest.

SENIOR SUBORDINATED NOTES

As of March 31, 2005, Cenveo had outstanding 7 7/8% subordinated  notes due 2013 in the aggregate principal amount of $320 million.  The indenture to which these notes are subject provides that, upon a change of control,  each holder of these notes will have the right to  require  Cenveo to  repurchase  all or any part of such  holder's  notes at an offer  price in cash equal to 101% of the  principal amount of such notes, plus accrued and unpaid interest.

CENVEO'S EMPLOYMENT AGREEMENTS, BENEFIT PLANS AND OTHER AGREEMENTS

Cenveo's board of directors has taken  affirmative  steps to impose costs on any person that may seek to acquire  control of Cenveo by requiring  payments to its senior top  executives in the event of a change of control in Cenveo's  board of directors. The following is derived from Cenveo's 2005 proxy statement and other public  filings  (except  that  information  regarding  Mr.  Malone's  severance agreement is derived from the current report on Form 8-K dated (date of earliest event reported) June 24, 2005, which announced that he had been hired).

SEVERANCE PLAN

On April 17, 2005,  Cenveo's  board adopted a severance  plan for its senior top executives.  The severance plan provides severance benefits upon terminations of employment by Cenveo as a result of permanent layoff or reduction in force, lack of work or job elimination, the sale of a facility, division or business segment or an involuntary  termination without cause (as defined in the severance plan).
In  addition,   severance   benefits  will  be  provided  upon  a  participant's
termination  of  employment as a result of a relocation of employment of greater than  50  miles  or  a  substantial  diminution  of  the  participant's  duties, authorities,  responsibilities,  or status (including title, offices,  reporting requirements or supervisory functions).

Upon a severance  event, the amount of severance to be paid will be based upon a participant's  position.  The senior vice  presidents for corporate  development
(Chief Legal Officer) and finance (Chief  Financial  Officer) and the presidents of Cenveo's commercial and resale segments will be entitled to receive two years of base salary, 12 months outplacement  services and 12 months of health benefit continuation  reimbursement,  and the  Company's  vice  presidents  (other  than segment vice presidents and segment  executive vice presidents) will be entitled to one year of base  salary,  12 months  outplacement  services and 12 months of health benefit continuation reimbursement. Currently seven vice presidents would be covered under the severance plan.

Severance under the severance plan is offset by any other severance payments due under individual agreements or otherwise.

SEVERANCE AGREEMENTS

Cenveo has entered into severance  agreements,  triggered by a change of control with Mr. Salbaing,  Mr. Davis,  Mr.  Griffiths and Mr. Conway.  These agreements
provide  that  if  the   executive's   employment   is   terminated  in  certain
circumstances relating to a change of control, the executive will receive:

o     a payment equal to two years' base salary plus two years' target bonus;

o     annual bonus plus the target bonus for the portion  of the year  completed before termination;

                                      -19-

o     reimbursement of post-termination medical and dental premiums; and

o     reimbursement of up to $10,000 for outplacement services.

These agreements include covenants from the executive not to compete with Cenveo for a period of two years after he leaves Cenveo's employ.

Additionally,  Cenveo has entered into an employment  agreement with Mr. Malone.
This  agreement  provides  that  if his  employment  is  terminated  in  certain circumstances relating to a change of control, he will receive:

o     a payment  equal to two years' base salary  plus two years'  target  bonus
      (or, if he is  terminated in  connection  with a change of control  before
      June 22, 2006, one years' base salary plus one years' target bonus);

o     if he is  terminated  after  December 31, 2005,  the annual bonus plus the target bonus for the portion of the year completed before termination;

o     reimbursement of post-termination medical and dental premiums; and

o     reimbursement of up to $15,000 for outplacement services.

Absent  approval of our  nominees by the  incumbent  board,  the election of our nominees to Cenveo's board will be a "change of control"  under these  severance agreements.

OPTIONS AND RESTRICTED STOCK

As of July 1, 2005, there were an aggregate of 2,093,224  unvested stock options and an aggregate of 679,239 shares of unvested restricted stock. Absent approval of our nominees by the incumbent board, the election of our nominees to Cenveo's board will cause these options and shares to vest.

                                      -20-

                 QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

HOW DO I VOTE IN PERSON?

If you owned shares of Cenveo's  common stock on the record date, July 18, 2005, you may attend the special meeting and vote in person. If you are not the record holder of your shares,  please refer to the  discussion  following  the question
"What if I am not the record  holder of my  shares?"  If you hold your shares in the name of a bank or  broker,  you will  not be able to vote in  person  at the special meeting,  unless you have previously  specially requested and obtained a
"legal proxy" from your bank or broker and present it at the special meeting.

WHEN YOU  SIGN AND  RETURN  THE  WHITE  PROXY  CARD YOU WILL BE  VOTING  FOR OUR
NOMINEES TO SERVE AS  DIRECTORS  AND FOR ADOPTION OF OUR  PROPOSALS,  UNLESS YOU
APPROPRIATELY MARK YOUR CARD OTHERWISE.

WE BELIEVE THAT IT IS IN THE BEST INTEREST OF SHAREHOLDERS TO ELECT OUR NOMINEES
AT THE SPECIAL MEETING, AND STRONGLY RECOMMEND A VOTE "FOR" THE ELECTION OF EACH
OF OUR NOMINEES AND "FOR" THE ADOPTION OF EACH OF OUR PROPOSALS.

HOW DO I VOTE BY PROXY?

To vote by proxy,  you should  complete,  sign and date the enclosed WHITE proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the special meeting, we must  receive  your  proxy as soon as  possible  but in any  event  prior to the special meeting.

WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?

If your shares are held in the name of a brokerage  firm,  bank nominee or other institution  (a  "custodian"),  only it can give a proxy  with  respect  to your shares.  You may have  received  either a blank,  executed  proxy card from your custodian  (which you can complete and send  directly to BCM and Goodwood) or an instruction  card (which you can complete and return to the  custodian to direct its voting of your shares).  If your  custodian has not sent you either a blank, executed  proxy card or an  instruction  card,  you may  contact  the  custodian directly to provide it with instructions. If you need assistance, please contact our solicitor, D.F. King & Co., Inc., toll-free at (800) 967-7921 (in the United
States) or (212) 269-5550 (collect, for international calls).

If your  shares  are  held in the name of a  custodian,  and you want to vote in person at the special meeting, you may request a document called a "legal proxy"
from the custodian and bring it to the special meeting.  If you need assistance, please contact our solicitor, D.F. King & Co., Inc., toll-free at (800) 967-7921
(in the United States) or (212) 269-5550 (collect, for international calls).

WHAT SHOULD I DO IF I RECEIVE A GOLD PROXY CARD?

Proxies on the GOLD proxy card are being  solicited by the incumbent  management and board of Cenveo.  If you submit a proxy to us by signing and  returning  the enclosed  WHITE proxy card,  do not sign or return the GOLD proxy card or follow any voting instructions provided by the incumbent management and board of Cenveo unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have  already  sent a GOLD proxy  card to  Cenveo,  you may revoke it and provide your support for our nominees and our other proposals by signing, dating and returning the enclosed WHITE proxy card.

                                      -21-

WHAT IF I WANT TO REVOKE MY PROXY?

If you give a proxy,  you may  revoke it at any time  before it is voted on your behalf. You may do so in three ways:

o     by  delivering a  later-dated  proxy to either our proxy  solicitor,  D.F.
      King & Co., Inc., or directly to us; or

o     by  delivering  a   written  notice  of  revocation  to  either  our proxy
      solicitor or directly to us; or

o     by voting in person at the special meeting.

SHOULD I SUBMIT A PROXY IF I PLAN TO ATTEND THE SPECIAL MEETING?

Whether you plan to attend the  special  meeting or not, we urge you to submit a
WHITE proxy card.  Returning the enclosed  WHITE proxy card will not affect your right to attend the special meeting and vote.

WHO CAN VOTE?

You are  eligible  to vote or to  execute a proxy  only if you  owned  shares of
Cenveo's common stock on the record date for the special meeting, July 18, 2005.
Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the special meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

Based on  information  publicly  disclosed  by  Cenveo in its  definitive  proxy statement,  filed with the SEC on August 5, 2005,  at the close of  business  on
July 18, 2005, 50,691,249 shares of Cenveo's common stock were entitled to vote.

HOW MANY VOTES DO I HAVE?

With  respect to each  matter to be  considered  at the  special  meeting,  each shareholder  will have one vote for each share of Cenveo's  common stock held by it on the record date.

HOW WILL MY SHARES BE VOTED?

If you give a proxy on the  accompanying  WHITE proxy card,  your shares will be voted  as you  direct.  If you  submit  a  proxy  to BCM  and  Goodwood  without instructions, their representatives will vote your shares in favor of all of our proposals.  Submitting  a WHITE proxy card will entitle our  representatives  to vote your shares in accordance with their discretion on matters not described in this proxy  statement that may arise at the special  meeting.  As of the date of this proxy statement, neither BCM nor Goodwood knows of any such matters.

Unless a proxy specifies otherwise,  it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

WHAT IS A "QUORUM" AND WHY IS IT NECESSARY?

Conducting  business at the special meeting  requires a quorum.  For a quorum to exist,  shareholders  representing a majority of the outstanding shares entitled to vote must be present in person or  represented  by proxy.  Under the Colorado
Business  Corporation  Act,  Cenveo's  articles  of  incorporation  and  bylaws, abstentions  and  broker  non-votes  are  treated  as present  for  purposes  of determining whether a quorum exists.

                                      -22-

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?

If a quorum is present,  directors  will be elected by a plurality  of the votes cast.  This means that the seven nominees  receiving the highest number of votes will be elected as directors.  Cenveo's  articles of incorporation do not permit shareholders to cumulate their votes.

Broker-dealers  do not have  discretionary  authority for  beneficial  owners in contested  matters.  Since directors will be elected by a plurality of the votes cast, abstentions and broker non-votes will not have the effect of a vote for or against the election of any nominees.

Each of our  proposals  other than the election of directors  will be adopted if votes cast in favor of the proposal  exceed the votes cast against the proposal, and  abstentions  and  broker  non-votes  will  therefore  have no effect on the proposal.

AM I ENTITLED TO APPRAISAL RIGHTS?

Cenveo  shareholders do not have dissenter's  rights of appraisal as a result of this solicitation or the adoption of any of the proposals included in this proxy statement.

HOW CAN I RECEIVE MORE INFORMATION?

If you have any questions about giving your proxy or about our solicitation,  or if you require assistance,  please contact our proxy solicitor, D.F. King & Co.,
Inc.,  toll-free  at (800)  967-7921  (in the United  States) or (212)  269-5550
(collect, for international calls).

                                      -23-

                             SOLICITATION OF PROXIES

In connection  with the  solicitation  of proxies by BCM and Goodwood for use at the  special  meeting,  proxies  may be  solicited  by  mail,  courier  service, advertisement,  telephone,  facsimile,  electronic mail,  internet,  television, radio and in person  (however,  proxies may not be submitted  by, or voted over, the Internet).  Solicitations may be made, in the manner set forth in this proxy statement,  by BCM,  Goodwood or any  nominee of BCM and  Goodwood to the board, none of whom will receive additional compensation for such solicitations. We may request banks,  brokerage firms, and other custodians,  nominees and fiduciaries to forward all of the  solicitation  materials to the  beneficial  owners of the shares of Cenveo  common  stock they hold of  record.  We will  reimburse  these record holders for customary  clerical and mailing expenses  incurred by them in forwarding these materials to their customers.

We have retained D.F. King & Co., Inc. for solicitation and advisory services in connection  with  the  solicitation  of  proxies  for a fee  of up to  $120,000, together with reimbursement for its reasonable  out-of-pocket  expenses. We have also agreed to indemnify D.F. King & Co., Inc.  against certain  liabilities and expenses  (including under federal  securities  laws). D.F. King & Co., Inc. has informed  us that it will  employ up to  approximately  75  persons  to  solicit proxies for use at the special meeting.

All expenses  associated  with any  solicitation  of proxies by us in connection with the special  meeting will be split by BCM and  Goodwood.  We intend to seek reimbursement  from Cenveo upon  completion of the  solicitation of all expenses incurred by us in connection with our nomination of directors, the submission of our other proposals and this solicitation. We do not intend to seek the approval of Cenveo's  shareholders  for that  reimbursement.  We estimate  that the costs
incidental  to  his   solicitation  of  proxies,   including   expenditures  for
advertising, printing, postage, legal and related expenses will be approximately
$600,000.  Total costs  incurred to the date of this proxy  statement by us have been approximately $300,000.

                            INFORMATION ABOUT CENVEO

We believe that Cenveo's  incumbent  board also will solicit  proxies for use at the special  meeting and will furnish a proxy  statement in connection with that solicitation. Neither BCM and Goodwood, nor any of the other participants in the solicitation,  nor any of their respective affiliates or associates is presently an officer or director of, or otherwise  engaged in the  management  of, Cenveo.
Accordingly,  we do not have current  information  concerning  Cenveo,  Cenveo's shareholders  (other  than  the  participants  in  our  solicitation),  Cenveo's management,  the procedures for submitting  proposals for  consideration  at the next annual meeting of Cenveo's  shareholders or certain other matters regarding
Cenveo and the special  meeting.  All of the information in this proxy statement about the  foregoing  matters has been derived from  publicly-available  sources that we have been unable to independently verify. Reference for that information is made to management's definitive proxy statement, which was filed with the SEC on August 5, 2005.

Under  the  federal  securities  laws,  we  are  required  to  disclose  certain information  as to the security  ownership of Cenveo's  management,  its current directors and the holders of significant  amounts of Cenveo's common stock. That information,  which has been obtained from Cenveo's  definitive  proxy statement for the special meeting of shareholders filed with the SEC, on August 5, 2005 is provided in Annex C.

                                    * * * * *

Some of the statements in this proxy  statement may constitute  "forward-looking statements,"  which for this  purpose  include  all  statements  that are not of historical facts. The actual future financial performance of Cenveo could differ
materially  from  those   anticipated  by  these   forward-looking   statements.
Particularly  given the  condition to which  Cenveo has been  reduced  under its current board and management,  there can be no assurance that we or our nominees to the board of Cenveo  will  succeed in our and their  efforts  to turn  Cenveo around.

                                       -24-

                                    * * * * *

      IF YOU HAVE ANY QUESTIONS  CONCERNING THIS PROXY STATEMENT,  WOULD LIKE TO
REQUEST  ADDITIONAL  COPIES OF THIS PROXY  STATEMENT  OR NEED HELP  VOTING  YOUR
SHARES, PLEASE CONTACT:

                              D.F. KING & CO., INC.
                                 48 WALL STREET
                               NEW YORK, NY 10005

                         CALL TOLL FREE: (800) 967-7921
                 BANKS AND BROKERS, CALL COLLECT: (212) 269-5550

                                       OR

         ROBERT G. BURTON, JR.                    ROBERT T. KITTEL
     BURTON CAPITAL MANAGEMENT, LLC                 GOODWOOD INC.
         100 NORTHFIELD STREET             212 KING STREET WEST, SUITE 201
          GREENWICH, CT 06830              TORONTO, ONTARIO M5H 1K5 CANADA
             (203) 302-3700                        (416) 203-2022

                                      -25-

                                     ANNEX A
                          PROPOSED AMENDMENTS TO BYLAWS

PROPOSAL 1

      Following  is the text to the  amendment  to Cenveo's  bylaws set forth in
Proposal 1:

      "Delete Section 3.1 of Cenveo's bylaws in its entirety and replace it with the following:

            `Section 3.1. NUMBER; QUALIFICATIONS.  The number of directors shall be as fixed in such a manner as may be  determined by the vote of not less than a majority of the  directors  then in office or by the  shareholders, but shall not be less than one.  The  directors  shall be  elected  at the annual meeting of the  stockholders,  and each director elected shall hold office until his  successor is elected and  qualified or until his earlier death, resignation or removal. A director need not be a stockholder of the corporation.  A majority  of the  directors  may elect from its  members a chairman,  who shall  also  serve as  chairman  of any  annual or  special meeting of the stockholders.  The chairman, if any, shall hold this office until his successor shall have been elected and qualified.'"

PROPOSAL 2

      Following  is the text to the  amendment  to Cenveo's  bylaws set forth in
Proposal 2:

      "Delete Section 3.2 of Cenveo's bylaws in its entirety and replace it with the following:

            `Section 3.2.     RESERVED.'"

                                       A-1

                                     ANNEX B
            INFORMATION ABOUT THE "PARTICIPANTS IN THE SOLICITATION"

Under applicable SEC regulations,  BCM, Goodwood, their nominees to the board of
Cenveo (i.e., Robert G. Burton, Sr., Patrice M. Daniels,  Leonard C. Green, Mark
J. Griffin, Michael W. (Max) Harris, Thomas Oliva and Robert T. Kittel), as well as Robert G. Burton,  Jr., Michael G. Burton,  Joseph P. Burton,  Gina Zambrana,
Donald Zegzdryn,  Brendan Tobin, Colin Christ, Stephen Winslow,  Thomas Higgins,
Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, The Goodwood Fund 2.0
Ltd., KBSH Goodwood  Canadian  Long/Short Fund, Peter H. Puccetti and J. Cameron
MacDonald are deemed to be "participants" in their  solicitation of proxies from
Cenveo's  shareholders  to vote in favor of the election of the  directors  they have nominated and the approval of their other proposals.

BACKGROUND OF THE PARTICIPANTS, ETC.

The  following  is  the  principal  occupation  or  employment  of  each  of the participants in the solicitation:

o     The  principal  occupation  or  employment  of  each of the  nominees  for director is listed in the proxy  statement under "Election of Directors --
      Background of the Director Nominees."

o     BCM is principally engaged in making investments.

o     Robert G. Burton, Jr. is the President of BCM.

o     Michael G. Burton, Joseph P. Burton, Gina Zambrana and Donald Zegzdryn are
      employees of BCM.

o     Brendan Tobin, Stephen Winslow and Colin Christ are independent  investors and/or investment consultants.

o     Thomas Higgins is a physician at Westchester Pathology Associates.

o     Goodwood  Inc. is the sole  investment  manager of each of Goodwood  Fund,
      Goodwood Capital Fund, Arrow Goodwood Fund, The Goodwood Fund 2.0 Ltd. and
      KBSH Goodwood  Canadian  Long/Short Fund. Each of Goodwood Fund,  Goodwood
      Capital Fund,  Arrow  Goodwood  Fund,  The Goodwood Fund 2.0 Ltd. and KBSH
      Goodwood  Canadian  Long/Short  Fund  is  principally  engaged  in  making investments.  1354037  Ontario  Inc.  owns  all of the  capital  stock  of
      Goodwood Inc. Peter H. Puccetti and J. Cameron MacDonald are the executive officers  and  directors  of 1354037  Ontario  Inc.  Mr.  Puccetti  is the
      Chairman  and  Chief  Investment  Officer,  Mr.  MacDonald  is  the  Chief
      Executive  Officer and they are directors of Goodwood Inc. Curt S. Cumming is the other  executive  officer and director of Goodwood  Inc.  Robert T.
      Kittel is a Partner of Goodwood Inc.

During the past ten years, none of the participants in the solicitation has been convicted in a criminal  proceeding  (excluding  traffic  violations and similar misdemeanors).

TRANSACTIONS IN CENVEO SECURITIES

Information  relating to each  participant's  business  address  and  additional information  concerning  transactions in shares of common stock of Cenveo during the past two years is as follows:

                                       B-1

                                                     Number of Shares
                                                       Acquired or
Name and Business Address                Date         (Disposed of)      Notes
-------------------------                ----        ----------------    -----

Burton Capital Management, LLC......    1/13/05               7,500      (a)
100 Northfield Street                   1/14/05                 400      (a)
Greenwich, CT  06830                    1/14/05               2,000      (a)
                                        1/14/05              90,100      (a)
                                        1/19/05               4,600      (a)
                                        1/21/05              22,000      (a)
                                        1/24/05              21,800      (a)
                                         2/1/05                  30      (a)
                                         2/1/05              33,300      (a)
                                         2/8/05              82,250      (a)
                                         2/9/05             167,785      (a)
                                        2/10/05              67,100      (a)
                                        2/14/05                  50      (a)
                                        2/14/05              68,200      (a)
                                        2/15/05               1,700      (a)
                                        2/15/05              48,300      (a)
                                        2/16/05             250,000      (a)
                                        2/17/05             404,100      (a)
                                        2/22/05              66,800      (a)
                                        2/22/05             250,000      (a)
                                        2/23/05             200,000      (a)
                                        2/24/05               5,900      (a)
                                        2/25/05              99,500      (a)
                                        2/28/05             141,400      (a)
                                        2/28/05             232,300      (a)
                                         3/4/05               6,100      (a)
                                         3/4/05                 100      (a)
                                         3/7/05              16,000      (a)
                                         3/8/05               5,600      (a)
                                         3/9/05              27,200      (a)
                                        3/11/05               5,000      (a)
                                        3/28/05             227,700      (a)
                                        3/29/05             100,000      (a)
                                        3/29/05             161,400      (a)
                                        3/30/05              64,300      (a)
                                        3/30/05             130,400      (a)
                                        3/31/05              68,800      (a)
                                        3/31/05             150,000      (a)
                                         4/1/05             100,000      (a)
                                         4/1/05             142,000      (a)
                                         4/1/05             300,000      (a)
                                         4/4/05             169,296      (a)
                                         4/5/05             104,859      (a)
                                         4/6/05              43,188      (b)
                                        5/24/05              20,183

Robert G. Burton, Sr................         --                  --
100 Northfield Street
Greenwich, CT  06830

                                       B-2

                                                     Number of Shares
                                                       Acquired or
Name and Business Address                Date         (Disposed of)      Notes
-------------------------                ----        ----------------    -----

Robert G. Burton, Jr................    2/10/05              10,000
100 Northfield Street                   2/11/05                 800
Greenwich, CT  06830                    2/14/05               4,200
                                        2/15/05               1,300
                                        2/16/05               2,800
                                        2/17/05               5,900
                                         4/7/05              20,000

Michael G. Burton...................     3/9/04               5,000
100 Northfield Street                   3/10/04               2,500
Greenwich, CT  06830                     2/1/05              12,500
                                        3/28/05                 100
                                        3/28/05                 100
                                        3/30/05                 800
                                        3/30/05               1,200
                                        3/31/05               1,800
                                         4/7/05               5,000
                                         4/7/05               9,800
                                         4/7/05               3,000
                                         4/7/05                 100
                                         4/7/05               6,100
                                         4/7/05               1,000
                                         4/7/05               5,000
                                        5/24/05               6,492

Joseph P. Burton....................     3/9/04               2,000
100 Northfield Street                   4/27/04                (500)
Greenwich, CT  06830                     5/7/04               2,000
                                        1/25/05               8,000
                                        1/26/05                 500
                                        1/31/05               2,000
                                        1/31/05               6,000
                                         2/4/05                 400
                                         2/7/05               9,000
                                         2/8/05                 600
                                         2/9/05              15,000
                                        3/29/05              13,500
                                        5/24/05               4,997
Gina Zambrana.......................    5/24/05               3,246
100 Northfield Street
Greenwich, CT  06830

Donald Zegzdryn.....................    2/10/05              13,500
100 Northfield Street                   3/28/05              12,000
Greenwich, CT  06830

Thomas Oliva........................    5/24/05              12,984
21380 N. Middletown Drive
Kildeer, IL  60047

                                       B-3

                                                     Number of Shares
                                                       Acquired or
Name and Business Address                Date         (Disposed of)      Notes
-------------------------                ----        ----------------    -----

Brendan Tobin.......................     4/7/05              14,000
193 Sound Beach Avenue, North           5/24/05               1,000
Aptartment
Old Greenwich, CT  06870

Colin Christ........................     4/7/05               6,219
116 Woodbury Avenue                     5/24/05               1,298
Stamford, CT  06907

Leonard C. Green....................    2/18/05                100
900 Route 9, 6th Floor                  3/22/05              1,000
Woodbridge, NJ  07905                   3/23/05                600
                                        3/23/05                400
                                        3/24/05              1,000
                                        3/28/05              1,000
                                        3/30/05              3,000
                                        3/18/05              2,500
                                        3/24/05              1,000
                                        3/24/05                700
                                        3/24/05                700
                                        3/24/05                700
                                        3/24/05                700
                                        3/24/05                700
                                        3/22/05              1,000
                                        3/23/05              1,000
                                        3/24/05              1,000
                                        3/28/05              1,000
                                        3/30/05              3,000
                                        3/24/05                700
                                        3/24/05                300
                                        3/24/05                400
                                        3/24/05                700
                                        3/24/05                700
                                        4/5/05                (300)
                                        4/5/05                (400)
                                        3/24/05              1,000
                                        4/5/05                (100)
                                        4/5/05                (200)
                                        4/5/05                (700)
                                        3/24/05                700
                                        4/5/05                (700)
                                        3/24/05                700
                                        4/5/05                (700)
                                        4/7/05               8,500
                                         4/7/05              71,500
                                        5/24/05             104,000

Stephen Winslow.....................     4/7/05               5,000
15 Arlington Road                       5/24/05               2,100
Stamford, CT  06902

                                       B-4

                                                     Number of Shares
                                                       Acquired or
Name and Business Address                Date         (Disposed of)      Notes
-------------------------                ----        ----------------    -----

Thomas Higgins......................         --                  --
400 East Main Street
Mount Kisco, NY  10549

Goodwood Inc........................         --                  --
212 King Street West, Suite 201
Toronto, Ontario  M5H 1K5 Canada

1354037 Ontario Inc.................         --                  --
212 King Street West, Suite 201
Toronto, Ontario  M5H 1K5 Canada

Goodwood Fund.......................     4/4/05             179,904
212 King Street West, Suite 201          4/5/05             112,841
Toronto, Ontario  M5H 1K5 Canada         4/6/05              49,112
                                         4/7/05             164,500

Goodwood Capital Fund...............     4/4/05              17,500
212 King Street West, Suite 201          4/5/05              10,700
Toronto, Ontario  M5H 1K5 Canada         4/6/05               3,800
                                         4/7/05              15,500

Arrow Goodwood Fund.................     4/4/05             104,100
212 King Street West, Suite 201          4/5/05              64,300
Toronto, Ontario  M5H 1K5 Canada         4/6/05              24,700
                                         4/7/05              77,200

The Goodwood Fund 2.0 Ltd...........     4/4/05              16,300
212 King Street West, Suite 201          4/5/05               8,700
Toronto, Ontario  M5H 1K5 Canada         4/6/05               3,300
                                         4/7/05              10,400

KBSH  Goodwood  Canadian   Long/Short    4/4/05               2,900
Fund................................
212 King Street West, Suite 201          4/5/05               2,100
Toronto, Ontario  M5H 1K5 Canada         4/6/05                 900
                                         4/7/05               2,400

Peter H. Puccetti...................         --                  --
212 King Street West, Suite 201
Toronto, Ontario  M5H 1K5 Canada

J. Cameron MacDonald................         --                  --
212 King Street West, Suite 201
Toronto, Ontario  M5H 1K5 Canada

Robert T. Kittel....................         --                  --
212 King Street West, Suite 201
Toronto, Ontario  M5H 1K5 Canada

Patrice M. Daniels..................         --                  --
116 32nd Street
Manhattan Beach, CA  90266

                                       B-5

                                                     Number of Shares
                                                       Acquired or
Name and Business Address                Date         (Disposed of)      Notes
-------------------------                ----        ----------------    -----

Mark J. Griffin.....................         --                  --
Eagle High School
45 Glenville Road
Greenwich, CT  06831

Michael W. Harris...................         --                  --
8500 South Tyron Street
Charlotte, NC  28273

------------
(a)   Includes  shares  purchased  by  Burton  Capital  Management,   LLC,  Gina
      Zambrana,  Thomas Oliva, Colin Christ,  Leonard C. Green, Stephen Winslow,
      Thomas Higgins, Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund,
      The Goodwood Fund 2.0 Ltd. or KBSH Goodwood Canadian Long/Short Fund.
(b)   Includes  shares  purchased  by  Burton  Capital  Management,   LLC,  Gina
      Zambrana, Thomas Oliva, Colin Christ, Leonard C. Green, Stephen Winslow or
      Thomas Higgins.

ARRANGEMENTS, INTERESTS AND TRANSACTIONS

No  participant  in the  solicitation  by BCM and Goodwood is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Cenveo,  including,  but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees  of  profit,  division  of  losses  or  profits,  or  the  giving  or withholding  of proxies.  BCM and Goodwood  have agreed,  however,  to share the expenses of the solicitation and, as discussed under  "Solicitation of Proxies,"
expect to seek reimbursement from Cenveo upon completion of the solicitation.

The director nominees expect to name Robert G. Burton,  Sr. as Cenveo's Chairman and Chief  Executive  Officer.  Except as set  forth in the prior  sentence,  no participant  in the  solicitation  by BCM and  Goodwood,  no  nominee of BCM and
Goodwood for director  and no associate of any of the  foregoing  persons and no person who is a party to any  arrangement or  understanding  pursuant to which a nominee of BCM and  Goodwood is proposed  to be elected has any  arrangement  or understanding with any person with respect to any future employment by Cenveo or its affiliates or with respect to any future transactions to which Cenveo or any of its affiliates will or may be a party.

As discussed in the proxy statement under the heading  "Election of Directors --
Other Information About the Director Nominees," participants in the solicitation who  were  nominated  by BCM and  Goodwood  are  expected  to  receive  the same compensation  from  Cenveo in  exchange  for their  services  as  directors,  if elected,  as Cenveo's  directors have received in the past.  These nominees also have an interest in the solicitation  through the arrangements  described in the proxy statement under the same heading.

                                       B-6

                                     ANNEX C
                       CERTAIN BENEFICIAL OWNERS OF CENVEO

The following  table sets forth  certain  information  from Cenveo's  definitive proxy statement on Schedule 14A for the special  meeting of  shareholders  filed with the SEC as of August 1, 2005 with  respect to the  beneficial  ownership of shares of common stock at that time by:

o     each  person  who  was known  to  Cenveo to  beneficially  own  more  than
      5% of the outstanding shares of common stock;

o     each director of Cenveo;

o     each executive officer of Cenveo; and

o     all executive officers and directors of Cenveo as a group.

Unless  otherwise  indicated,  each  shareholder  has sole voting and investment power  with  respect to the shares  shown.  This  information  is  presented  as reported by Cenveo in the filing referenced above.

                                                                  PERCENTAGE OF
                                              NUMBER OF SHARES        SHARES
                                                BENEFICIALLY       BENEFICIALLY
NAME                                                OWNED             OWNED
----                                          ----------------    --------------
5% STOCKHOLDERS
Burton Capital Management, LLC(a)...........      5,427,934             10.7%
Goodwood Inc.
Cenveo 401(k) Savings and Retirement Plan(b)      3,548,771              7.0
c/o Cenveo, Inc.
8310 S. Valley Hwy., #400
Englewood, CO  80112
FMR Corp.(c)................................      3,314,130              6.5
82 Devonshire Street
Boston, MA  02109
Oz Management, L.L.C.(d)....................      3,121,300              6.2
9 West 57th Street, 39th Floor
New York, NY  10019
Elm Ridge Management, LLC...................      2,801,600              5.5
747 Third Avenue, 33rd Floor
New York, NY  10017

DIRECTORS AND EXECUTIVE OFFICERS

Thomas E. Costello(e).......................         27,246              *
Paul F. Kocourek............................         16,335              *

James R. Malone (f).........................        300,000              *

Martin J. Maloney(e)........................         27,246              *
David M. Olivier(e).........................         27,246              *
Jerome W. Pickholz(g).......................         94,800              *
Alister W. Reynolds(h)......................        114,143              *
Susan O. Rheney(i)..........................         78,422              *
Wellington E. Webb..........................          1,335             --
Michel P. Salbaing(j).......................        260,061              *
Allen C. Conway(l)..........................          2,000              *
Gordon A. Griffiths(k)......................        244,750              *
All  directors  and  officers  as a group (13
  persons)(m)...............................      1,805,743              3.6

-----------
*     Less than 1%.

                                       C-1

(a)   BCM, Goodwood,  Robert G. Burton,  Sr., Robert G. Burton,  Jr., Michael G.
      Burton,  Joseph P. Burton, Gina Zambrana,  Donald Zegsdryn,  Thomas Oliva,
      Brendan Tobin, Colin Christ,  Leonard C. Green,  Stephen Winslow,  1354037
      Ontario Inc.,  Goodwood Fund,  Goodwood Capital Fund, Arrow Goodwood Fund,
      The Goodwood Fund 2.0 Ltd., KBSH Goodwood Canadian  Long/Short Fund, Peter
      H.  Puccetti and J.  Cameron  MacDonald  are deemed to  constitute a group under the  applicable  rules of the SEC and may be deemed to  beneficially own all of the  shares  owned by each  member of the group.  The  Schedule
      13D/A  filed  with the SEC on June 10,  2005 by the  members  of the group contains additional information about the holdings of each member thereof.
(b)   Shares held are voted by trustee  Putnam  Fiduciary  Trust  Company at the direction of  participants.  Certain of these shares are held by executive officers of Cenveo as indicated in the footnotes above.
(c)   Fidelity Management & Research Company is a registered  investment adviser and a wholly owned subsidiary of FMR Corp. This amount reflects the shares held by its clients based solely on such holder's  Schedule 13G filed with the SEC on February 14, 2005
(d)   OZ  Management,  L.L.C.  serves as principal  investment  management  to a number of  investment  funds and  discretionary  accounts  with respect to which it has voting and dispositive authority over such shares,  including
      2,968,513 shares (representing  approximately 6.1% of Cenveo's outstanding common  stock)  owned by OZ Master  Fund,  Ltd.  The address for OZ Master
      Fund,  Ltd. is c/o Goldman Sachs (Cayman)  Trust,  Limited,  P.O. Box 896,
      G.T. Harbour Centre, Second Floor, North Church Street, George Town, Grand
      Cayman, Cayman Islands. Mr. Daniel S. Och is the Senior Managing Member of
      OZ  Management,  L.L.C.  and, as such,  may be deemed to be the beneficial owner of the shares reported as owned by such entity. All of the foregoing information  is based solely on such holder's  Schedule 13G filed with the
      SEC on April 1, 2005.
(e)   Includes stock options for 20,000  shares.
(f)   Includes stock options for 25,000 shares.
(g)   Includes stock options for 47,400 shares.
(h)   Includes stock options for 15,000 shares.
(i)   Includes 54,600 shares held by the Rheney Living Trust of which Ms. Rheney is a trustee and stock options for 20,000 shares.
(j)   Includes stock options for 127,247 shares.

(k)   Includes stock options for 2,000 shares.
(l)   Includes  45,000  shares  held by his spouse and stock  options for 97,750 shares.
(m)   Includes stock options for 819,253 shares.

                                       C-2

                                    IMPORTANT

Please review this proxy statement and the enclosed  materials  carefully.  YOUR
VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

1.    If your shares are registered in your own name, please sign, date and mail the  enclosed  WHITE  proxy  card  to  D.F.  King  &  Co.,  Inc.,  in  the postage-paid envelope provided today.

2.    If you have  previously  signed and  returned a GOLD proxy card to Cenveo, you have every right to change your vote. Only your latest dated card will count.  You may  revoke  any GOLD  proxy  card  already  sent to Cenveo by signing,  dating  and  mailing  the  enclosed  WHITE  proxy  card  in  the postage-paid envelope provided. Any proxy may be revoked at any time prior to the 2005 Special  Meeting by delivering a written  notice of revocation or a later dated proxy for the 2005  Special  Meeting to D.F.  King & Co.,
      Inc., or by voting in person at the 2005 Special Meeting.

3.    If your shares are held in the name of a brokerage  firm,  bank nominee or other  institution,  only it can sign a WHITE  proxy card with  respect to
      your  shares  and  only  after   receiving  your  specific   instructions.
      Accordingly,  please sign,  date and mail the enclosed WHITE proxy card in the  postage-paid  envelope  provided,  and to ensure that your shares are voted, you should also contact the person responsible for your account and give  instructions for a WHITE proxy card to be issued  representing  your shares.

4.    After  signing the  enclosed  WHITE proxy card,  do not sign or return the
      GOLD proxy card unless you intend to change your vote,  because  only your latest dated proxy card will be counted.

If you have any questions concerning this proxy statement, would like to request additional  copies of this proxy  statement  or need help  voting  your  shares, please contact our proxy solicitor:

                              D.F. KING & CO., INC.
                                 48 WALL STREET
                               NEW YORK, NY 10005
                         CALL TOLL-FREE: (800) 967-7921
            BANKS AND BROKERAGE FIRMS CALL TOLL-FREE: (212) 269-5550

                                       OR
         ROBERT G. BURTON, JR.                    ROBERT T. KITTEL
     BURTON CAPITAL MANAGEMENT, LLC                 GOODWOOD INC.
         100 NORTHFIELD STREET             212 KING STREET WEST, SUITE 201
          GREENWICH, CT 06830              TORONTO, ONTARIO M5H 1K5 CANADA
             (203) 302-3700                        (416) 203-2022

                             PRELIMINARY PROXY CARD

                                   PROXY CARD
                                  CENVEO, INC.

         PROXY FOR SPECIAL MEETING OF SHAREHOLDERS -- SEPTEMBER 14, 2005

         THIS PROXY IS SOLICITED BY: BURTON CAPITAL MANAGEMENT, LLC AND
                                  GOODWOOD INC.

      The undersigned  shareholder(s)  of Cenveo,  Inc., a Colorado  corporation
(hereinafter the  "corporation"),  hereby appoint(s)  Robert G. Burton,  Jr. and
Robert T. Kittel and each or either of them, proxies and attorneys-in-fact, with full  power  to  each  of  substitution,  on  behalf  and  in  the  name  of the undersigned,  to represent the undersigned at the corporation's  special meeting of shareholders to be held on Wednesday,  September 14, 2005 at 7:00 a.m., local time, at the Manor House Restaurant,  1 Manor Road, Littleton,  Colorado, and at
all  postponements  or  adjournments  thereof,  and to vote  all  shares  of the corporation's  common  stock that the  undersigned  would be entitled to vote if then and there personally present, on all matters set forth on the reverse side.

      Each  properly  executed  proxy  will be  voted  in  accordance  with  the specifications  made  below and in the  discretion  of the  proxies on any other matter  that may come before the  meeting.  Where no choice is  specified,  this proxy will be voted FOR each of the proposals set forth below.

            PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE

          (Continued, and to be signed and dated, on the reverse side.)

              THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

BURTON CAPITAL  MANAGEMENT,  LLC AND GOODWOOD INC. RECOMMEND A VOTE FOR PROPOSAL
1,  PROPOSAL 2,  PROPOSAL 3,  PROPOSAL 4 AND  PROPOSAL 5 AND FOR THE ELECTION OF
EACH NOMINEE LISTED IN PROPOSAL 6 BELOW.

1.  Proposal to amend the corporation's bylaws to permit the shareholders to fix the number of directors constituting the entire board.

    |_|  FOR      |_| AGAINST   |_| ABSTAIN

2.  Proposal to repeal provision in the corporation's bylaws that may purport to require vacancies on the board of directors to be filled by directors.

    |_|  FOR      |_| AGAINST   |_| ABSTAIN

3.  Proposal  to remove  all  persons  currently  serving  as  directors  of the corporation  and any other  persons  elected to the  corporation's  board of directors prior to the special meeting.

    |_|  FOR      |_| AGAINST   |_| ABSTAIN

4. Proposal to set the size of the corporation's board at seven persons.

    |_|  FOR      |_| AGAINST   |_| ABSTAIN

5.  Proposal to repeal  each  provision  of or  amendment  to the  corporation's bylaws (other than the amendments  added or adopted  pursuant to Proposals 1 and 2) adopted after the version of the bylaws filed by the corporation with the SEC as Exhibit 3.2 to the corporation's current report on Form 8-K dated
    (date of earliest event reported) April 17, 2005.

    |_|  FOR      |_| AGAINST   |_| ABSTAIN

6.  Election of seven directors    |_| FOR all nominees   |_| WITHHOLD AUTHORITY
                                       listed (except         to  vote for all
                                       as marked to the       listed nominees
                                       contrary)

Nominees:  Robert G. Burton, Sr., Patrice M. Daniels,  Leonard C. Green, Mark J.
Griffin, Michael W. Harris, Thomas Oliva and Robert T. Kittel

(INSTRUCTION:  TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE,  CIRCLE
THAT NOMINEE'S NAME IN THE LIST PROVIDED ABOVE.)

The shares  represented by this proxy will be voted in the manner  directed.  IN
THE ABSENCE OF ANY DIRECTION,  THE SHARES WILL BE VOTED FOR PROPOSAL 1, PROPOSAL
2, PROPOSAL 3, PROPOSAL 4 AND PROPOSAL 5 AND FOR EACH NOMINEE LISTED IN PROPOSAL
6 AND IN ACCORDANCE WITH THEIR  DISCRETION ON SUCH OTHER MATTERS AS MAY PROPERLY
COME BEFORE THE MEETING.

Dated: ______________________, 200_      ---------------------------------------

                                         ---------------------------------------
                                                      Signature(s)

                                         (Signature(s)  should  conform to names
                                         as   registered.   For  jointly   owned
                                         shares,  each owner should  sign.  When
                                         signing    as    attorney,    executor,
                                         administrator,   trustee,  guardian  or
                                         officer of a  corporation,  please give
                                         full title).

               PLEASE MARK, SIGN AND DATE THIS PROXY ON THIS SIDE

                                       -2-